TABLE OF CONTENTS

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to §240.14a-12.

HARRIS CORPORATION

(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: ___________________________________

(2) Aggregate number of securities to which transaction applies: __________________________________

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): ____________________

(4) Proposed maximum aggregate value of transaction: ____

(5) Total fee paid: ____

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or th Form or Schedule and the date of its filing.

(1) Amount Previously Paid: ____

(2) Form, Schedule or Registration Statement No.: ____

(3) Filing Party: ____

(4) Date Filed: ____

[HARRIS LOGO]

HARRIS CORPORATION
1025 West NASA Boulevard
Melbourne, Florida 32919

September 15, 2000

Dear Fellow Shareholder:

You are cordially invited to attend the 2000 Annual Meeting of Shareholders of Harris Corporation. The meeting will be held at the Melbourne Airport Hilton at Rialto Place in Melbourne, Florida, on Friday, October 27, 2000, starting at 10:00 a.m., local time.

The accompanying notice of the meeting and the proxy statement cover the formal business of the meeting, which includes: (1) the election of four directors for a three-year term expiring in 2003, (2) approval of the Harris Corporation 2000 Stock Incentive Plan, which replaces our existing Stock Incentive Plan, (3) reapproval of the Harris Corporation Annual Incentive Plan, and (4) the ratification of the appointment of independent auditors for fiscal year 2001.

Following the business session, I will report on current operations and on our forward plans. After these reports there will be an open discussion period during which your questions and comments will be welcome.

The attendance of shareholders at our annual meetings has been helpful in maintaining communication and understanding. We hope you will be able to join us. Whether or not you plan to attend, you can ensure your shares are represented at the meeting by promptly completing, signing, dating and returning your proxy card in the enclosed envelope; or if you prefer, voting via telephone or the Internet. Instructions for these convenient ways to vote are set forth on the enclosed voting instruction card.

Cordially,
/s/ Phillip W. Farmer
Phillip W. Farmer
Chairman, President and
Chief Executive Officer

YOUR VOTE IS IMPORTANT.
PLEASE SIGN, DATE, AND RETURN YOUR PROXY
CARD OR VOTE BY TELEPHONE OR THE INTERNET.

HARRIS CORPORATION

1025 West NASA Boulevard
Melbourne, Florida 32919

Notice of 2000
Annual Meeting of Shareholders

TO THE HOLDERS OF COMMON STOCK
OF HARRIS CORPORATION:

The 2000 Annual Meeting of Shareholders of Harris Corporation will be held at the Melbourne Airport Hilton at Rialto Place, Airport Boulevard, Melbourne, Florida, on Friday, October 27, 2000, at 10:00 a.m. local time, for the following purposes:

1. To elect four directors for a three-year term expiring in 2003;

2. To act upon a proposal to approve the Harris Corporation 2000 Stock Incentive Plan;

3. To act upon a proposal to reapprove the Harris Corporation Annual Incentive Plan;

4. To ratify the selection of Ernst & Young LLP as the Corporation's independent auditors for fiscal year 2001; and

5. To transact such other business as may properly come before the meeting or any adjournments.

Holders of common stock of record at the close of business on September 1, 2000, will be entitled to vote at the meeting and all adjournments thereof.

Your Board of Directors urges shareholders to vote **for** items 1, 2, 3 and 4.

By Order of the Board of Directors
Richard L. Ballantyne
Corporate Secretary

Melbourne, Florida
September 15, 2000

IMPORTANT NOTICE

Your vote is important. If you do not expect to attend the Annual Meeting of Shareholders or if you plan to attend but wish to vote by proxy, please complete, date, sign, and mail promptly the enclosed proxy card for which a return envelope is provided; or if you prefer, vote electronically via the Internet or by telephone.

HARRIS CORPORATION
2000 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

TABLE OF CONTENTS

HARRIS CORPORATION

1025 West NASA Boulevard
Melbourne, Florida 32919

Proxy Statement
Annual Meeting of Shareholders
to be held October 27, 2000

GENERAL INFORMATION

We are furnishing this proxy statement in connection with the solicitation of proxies by the board of directors of Harris Corporation for use at the 2000 Annual Meeting of Shareholders to be held on October 27, 2000, and at any adjournments thereof.

On September 15, 2000, we commenced mailing this proxy statement, the accompanying proxy card and instructions, and a copy of our Annual Report to Shareholders for the fiscal year ended June 30, 2000, to our shareholders.

The record date for shareholders entitled to vote at the Annual Meeting is September 1, 2000.

Only our common stock has voting rights. On the record date there were 68,736,159 shares outstanding and approximately 9,805 holders of record. Each share is entitled to one vote. The attendance by proxy or in person of holders of a majority of the shares entitled to vote at the meeting will constitute a quorum to hold the meeting.

Voting Instructions

You are entitled to one vote for each share of common stock that you own as of the close of business on September 1, 2000. Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you hold your shares and the method you decide to use to vote, it is important that you follow the instructions that apply to your particular situation.

You have a choice of voting by telephone, Internet, or mail, or by voting in person at the meeting. The telephone and Internet procedures use a control number to authenticate shareholders of record, allow you to vote your shares, and confirm that your instructions have been properly recorded.

Even if you plan to attend the meeting, you can vote by telephone, Internet, or mail.

If Your Shares are Held in Your Name

Voting by Telephone

The telephone voting procedure is straightforward and fast. Dial the 800 number on your proxy card and listen for further directions. You must have a touch-tone phone and a control number on your proxy card in order to respond to the questions. This vote will be counted immediately and there is no need to send in your proxy card.

Voting by Internet

Voting by Internet is easy and quick. Read your proxy card and voting instruction form and follow the directions. You will need to have and enter your control number which is located in the gray shaded box on the bottom right side of your proxy card and voting instruction form. This vote will be counted immediately and there is no need to send in your proxy card.

Voting by Mail

Alternatively, you can vote by mail by completing, signing, dating and mailing the enclosed proxy card.

Voting in Person at the Meeting

If you plan to attend the meeting, you can vote in person. In order to vote at the meeting, you will need to bring proper identification and evidence of your share ownership with you to the meeting.

Revoking your Proxy

As long as your shares are registered in your name, you may revoke your proxy at any time before it is exercised. There are several ways you can do this:

- By filing a written notice of revocation with our Corporate Secretary;

- By duly signing and delivering a proxy that bears a later date;
- By subsequently voting by telephone or Internet as described above; or
- By attending the meeting and voting in person.

If Your Shares are Held in "Street Name"

Voting by Mail, Telephone, or Internet

If your shares are registered in the name of your broker or nominee, you should vote your shares using the method directed by that broker or other nominee.

Voting in Person at the Meeting

If you plan to attend the meeting and vote in person, you should contact your broker or nominee to obtain a broker's proxy card and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the meeting.

Revoking your Proxy

If your shares are held in street name, you must contact your broker to revoke your proxy.

Voting Rules; Required Vote

By giving us your proxy, you authorize the management to vote your shares in the manner you indicate at the meeting or any adjournments thereof.

Proposal 1: Election of Directors

With respect to the election of nominees for director, you may:

- vote "for" the election of all four of the nominees for director named in this proxy statement;
- "withhold" authority to vote for all four of the nominees; or
- "withhold" authority to vote for one or more of the nominees and vote "for" the remaining nominee or nominees.

If a quorum is present at the meeting, the four nominees receiving the greatest number of votes will be elected to serve as directors. Because of this rule, non-voted shares and shares whose votes are withheld will not affect the outcome of the election for directors; and, withholding authority to vote for a particular nominee will not prevent that nominee from being elected. Shareholders voting at the meeting may not vote for more than four nominees.

Proposal 2: Approval of the Harris Corporation 2000 Stock Incentive Plan

With respect to the proposal to approve the Harris Corporation 2000 Stock Incentive Plan, you may:

- vote "for" approval of the plan;
- vote "against" approval of the plan; or
- "abstain" from voting on the proposal.

The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on this proposal will be required to approve the Harris Corporation 2000 Stock Incentive Plan. Because of this rule, a vote to abstain from voting on this matter will have the effect of a vote against approval of the Harris Corporation 2000 Stock Incentive Plan.

Proposal 3: Reapproval of the Harris Annual Incentive Plan

With respect to the proposal to reapprove the Harris Corporation Annual Incentive Plan, you may:

- vote “for” reapproval of the plan;
- vote “against” reapproval of the plan; or
- “abstain” from voting on the proposal.

The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on this proposal will be required to reapprove the Harris Corporation Annual Incentive Plan. Because of this rule, a vote to abstain from voting on this proposal will have the effect of a vote against reapproval of the Harris Corporation Annual Incentive Plan.

Proposal 4: Ratification of Auditors

With respect to the proposal to ratify the appointment of Ernst & Young LLP as our independent auditors for fiscal year 2001, you may:

- vote “for” ratification;
- vote “against” ratification; or

- “abstain” from voting on the proposal.

If a quorum is present at the meeting, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on this proposal will be required to ratify the appointment of auditors. Because of this rule, a vote to abstain from voting on this matter will have the effect of a vote against ratification of the auditors.

If you return your proxy card with no votes marked, your shares will be voted as follows:

- **FOR** the election of the four nominees for director named in this proxy statement;

- **FOR** the approval of the Harris Corporation 2000 Stock Incentive Plan;

- **FOR** the reapproval of the Harris Corporation Annual Incentive Plan; and

- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent auditors for fiscal year 2001.

It is possible for a proxy to indicate that some of the shares represented are not being voted with respect to certain proposals. This occurs, for example, when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares. In these cases, non-voted shares will not be considered present and entitled to vote with respect to that matter, although they may be considered present and entitled to vote for other purposes and will be counted in determining the presence of a quorum. Accordingly, if a quorum is present at the meeting, non-voted shares as to a particular proposal will not affect the outcome of that proposal.

We actively solicit proxy participation. We will bear the cost of soliciting proxies. In addition to this notice by mail, we request and encourage brokers, custodians, nominees and others, to supply proxy materials to shareholders, and we will reimburse them for their expenses. Our officers and employees may, by letter, telephone, electronic mail, or in person, make additional requests for the return of proxies, although we do not reimburse our own employees for soliciting proxies. We have also hired Georgeson Shareholder Communications Inc. for a fee of $7,500 plus out-of-pocket expenses, to help solicit proxies.

PROPOSAL 1: ELECTION OF DIRECTORS — TERM EXPIRING IN 2003

Our Restated Certificate of Incorporation classifies our board of directors into three classes with three-year terms of office ending in different years. This year, the terms of Ralph D. DeNunzio, Joseph L. Dionne, Gregory T. Swienton and Alexander B. Trowbridge expire at the Annual Meeting. Based upon the recommendation of the Corporate Governance Committee, Ralph D. DeNunzio, Joseph L. Dionne, Gregory T. Swienton and Alexander B. Trowbridge have each been nominated by the board for a new three-year term expiring at the Annual Meeting of Shareholders in 2003. In accordance with the Restated Certificate, a director shall hold office until the Annual Meeting of Shareholders for the year in which that director’s term expires, and until that director’s successor shall be elected and shall qualify; subject, however, to his or her prior death, resignation, retirement, disqualification, or removal from office. Vacancies may be filled by the remaining directors.

The authorized number of directors is presently fixed at ten. From time to time, the board considers potential candidates, and as an appropriate candidate is identified, the board will consider increasing the authorized number of directors. The terms of the continuing directors will expire at subsequent Annual Meetings of Shareholders.

Proxies will be voted in favor of electing Messrs. DeNunzio, Dionne, Swienton, and Trowbridge to serve for the three-year term expiring in 2003, unless otherwise specified in the proxy card or Internet or telephone voting instructions. If any nominee becomes unavailable for election, proxies voting for that nominee may be voted for a substitute nominee selected by the board.

None of the directors, including each of the nominees, is related to any other nominee, or director, or to any executive officer of Harris or its subsidiaries, by blood, marriage, or adoption.

Biographical summaries of the nominees and of the continuing directors appear below, and data with respect to the number of shares of our common stock beneficially owned by them as of July 31, 2000, is set forth in the table on page 12.

NOMINEES FOR ELECTION — TERM EXPIRING IN 2003

DENUNZIO PHOTO

Ralph D. DeNunzio, 68, is former chairman of the board and chief executive officer of the investment banking firm of Kidder, Peabody & Co. Incorporated. Following his retirement from Kidder, Peabody in 1987, he became president of Harbor Point Associates, Inc., a private investment and consulting firm in New York City. Mr. DeNunzio served as chairman of the Board of Governors of the New York Stock Exchange from 1971 to 1972 and as vice chairman from 1969 to 1971. He also served as chairman of the Securities Industry Association for the year 1981.

Mr. DeNunzio was elected to our board in 1973 and is the chairperson of the Audit Committee and a member of the Ethics Committee, the Executive and Finance Committee, and the Investmen Committee for the Harris Corporation Retirement Plans.

Mr. DeNunzio is also a director of FDX Corporation and NIKE, Inc.

DIONNE PHOTO

Joseph L. Dionne, 67, is the retired chairman of the board and chief executive officer of The McGraw-Hill Companies, Inc., a publishing and information company. He joined McGraw-Hill as vice president of its book company in 1967, and after a series of management positions, was elected president and chief operating officer in 1981, president and chief executive officer in 1983, and chairman of the board and chief executive officer in 1988. He retired as chief executive officer of McGraw-Hill in April 1998 and as chairman in December 1999.

Mr. Dionne was elected to our board in 1989 and is the chairperson of the Corporate Governance Committee and a member of the Ethics Committee, the Executive and Finance Committee, and the Management Development and Compensation Committee.

Mr. Dionne is also a director of AXA Financial Inc., The Equitable Life Assurance Society of the United States, and Ryder System, Inc. Mr. Dionne is a member of the board of trustees of Hofstra University. He is a former chairman of the board of The United Way of Tri-State and the Council for Aid to Education.

SWIENTON PHOTO

Gregory T. Swienton, 50, is president and chief operating officer of Ryder System, Inc., a logistics and transportation services company. He joined Ryder in June 1999 and previously was senior vice president- growth initiatives of Burlington Northern Santa Fe Corporation (BNSF). He held senior positions with BNSF and the former Burlington Northern Railroad from 1994 to 1999 and various executive and management positions with DHL Worldwide Express from 1988 to 1993.

Mr. Swienton was elected to our board in February 2000 and is a member of the Audit Committee and the Ethics Committee.

In addition to being on the Ryder board, he is also on the Board of Trustees of St. Thomas University in Miami, Florida.

TROWBRIDGE PHOTO

Alexander B. Trowbridge, 70, is president of Trowbridge Partners Inc., a management consulting firm. He is a past president of the National Association of Manufacturers, in which capacity he served for ten years. He was vice chairman of Allied Chemical Corporation (now Honeywell International Inc.) from 1976 to 1980, president of The Conference Board Inc. from 1970 to 1976 and president of the American Management Association from 1968 to 1970. He was Secretary of Commerce from 1967 to 1968.

Mr. Trowbridge was elected to our board in 1990 and is a member of the Audit Committee, the Ethics Committee, and the Investment Committee for the Harris Corporation Retirement Plans.

Mr. Trowbridge is also a director of ICOS Corporation, Sunoco, Inc., and E. M. Warburg Pincus Counsellors Funds. He is a member of the Council on Foreign Relations.

Recommendation Regarding Proposal 1

Our board of directors recommends that you vote FOR each of the nominees.

CURRENT DIRECTORS NOT UP FOR ELECTION

Biographical summaries of our current directors whose terms continue to run until 2001 or 2002 appear below.

Term Expiring in 2001

FARMER PHOTO

Phillip W. Farmer, 62, is our chairman of the board, president and chief executive officer. He joined Harris in 1982 as vice president-general manager of the Government Support Systems Division and was named vice president-Palm Bay Operations, Electronic Systems Sector in 1986 and senior vice president-sector executive in 1988. He was elected president of the Electronic Systems Sector in 1989, executive vice president of Harris in 1991, president and chief operating officer in 1993, and chairman of the board, president and chief executive officer in 1995. Mr. Farmer served as president until July 1, 1999, and was reappointed as president in June 2000.

Mr. Farmer was elected to our board in 1993 and is a member of the Executive and Finance Committee and the Investment Committee for the Harris Corporation Retirement Plans.

Prior to his employment with Harris, Mr. Farmer held various management and technical positions with General Electric for twenty years. He is also a director of Vulcan Materials Company and serves on the board of governors of both the Aerospace Industries Association and the Manufacturers Alliance. He is also a trustee of the Florida Institute of Technology.

COLEMAN PHOTO

Lester E. Coleman, 69, is the retired chairman of the board and chief executive officer of the Lubrizol Corporation, a diversified specialty chemical company. Dr. Coleman joined Lubrizol in 1955 as a research chemist. He was elected a director of Lubrizol in 1974, became president in 1976, chief executive officer in 1978, and chairman of the board in 1982. He retired from Lubrizol in 1996 and recently received a Masters degree from Dartmouth College.

Dr. Coleman was elected to our board in 1985 and is the chairperson of the Management Development and Compensation Committee and a member of the Audit Committee and the Ethics Committee.

Dr. Coleman is also a director of Norfolk Southern Corporation and S. C. Johnson & Son, Inc.

DECRANE PHOTO

Alfred C. DeCrane, Jr., 69, is the retired chairman of the board and chief executive officer of Texaco Inc. He joined Texaco in 1959, became president in 1983, and chairman of the board in 1987, and was elected to the additional position of chief executive officer in 1993. He retired from Texaco in July 1996.

Mr. DeCrane was elected to our board in 1996 and is the chairperson of the Ethics Committee and a member of the Audit Committee and the Corporate Governance Committee.

Mr. DeCrane is also a director of Bestfoods, CIGNA Corporation, Corn Products International, Inc., and U.S. Global Leaders Growth Fund, Ltd., and is a member of the Morgan Stanley International Advisory Board. He also serves as co-

chairman of the U.S.-Saudi Arabian Business Council and is a member of the Board of Trustees of the University of Notre Dame.

Term Expiring in 2002

HARTLEY PHOTO

John T. Hartley, 70, is our former chairman of the board and chief executive officer. He is the chairperson of the Executive and Finance Committee and the Investment Committee for the Harris Corporation Retirement Plans and a member of the Ethics Committee.

He joined Radiation Incorporated in 1956 as a research engineer after serving one year as a member of the faculty of Auburn University. He was appointed a vice president of Radiation in 1961. In 1968, a year after we merged with Radiation, he was named vice president-general manager of the Electronic Systems Division. He was elected vice president-group executive of Harris in 1971, executive vice president and a director in 1976, president and principal operating officer in 1978, president and chief operating officer in 1982, chief executive officer in 1986, and chairman of the board in 1987. He retired from Harris on July 1, 1995.

Mr. Hartley is also a director of AXA Financial Inc. and The Equitable Life Assurance Society of the United States. He is also a director of the National Association of Manufacturers and serves as the chairman of the Board of Trustees of the Florida Institute of Technology. Mr. Hartley is a former member of President Reagan's and President Bush's National Security Telecommunications Advisory Committee and is a past chairman of the Defense Policy Advisory Committee on Trade.

KATEN PHOTO

Karen Katen, 51, is president of the Pfizer U.S. Pharmaceuticals Group (the principal operating division of Pfizer, Inc.), executive vice president of the global Pfizer Pharmaceuticals Group and corporate senior vice president and a member of the Corporate Management Committee of Pfizer. Ms. Katen joined Pfizer in 1974, following receipt of BA and MBA degrees from the University of Chicago.

Ms. Katen was elected to our board in 1994 and is a member of the Corporate Governance Committee, the Ethics Committee, and the Management Development and Compensation Committee.

Ms. Katen is also a director of General Motors and the International Council of J.P. Morgan & Co. She is a member of the Pharmaceutical Research and Manufacturers Association of America, the National Pharmaceutical Council, and the board of United Way Tri-state. Ms. Katen is also on the national board of trustees for the American Cancer Society Research Foundation and is trustee for the University of Chicago and is also a council member of the Graduate School of Business at the University of Chicago.

KAUFMAN PHOTO

Stephen P. Kaufman, 58, is chairman of the board and the retired chief executive officer of Arrow Electronics, Inc., a distributor of semiconductors, peripherals, and components. He became president and chief operating officer of Arrow in 1985, chief executive officer in 1986, and chairman in 1994. Prior to joining Arrow, he served in executive capacities with Midland-Ross Corporation.

Mr. Kaufman was elected to our board in December 1999, and is a member of the Ethics Committee and the Management Development and Compensation Committee.

Mr. Kaufman is also a director of Polaroid Corporation and serves on the board of trustees for Long Island University.

Meetings and Attendance

In fiscal 2000, our board held six regular meetings and one special meeting, and the standing committees of our board met a total of 19 times. Each director attended at least 75% of the meetings of the board and of those committees of which he or she was a member. All of the directors attended an average of 98% of such meetings of the board and committees on which they serve.

THE BOARD'S COMMITTEES AND THEIR FUNCTIONS

Our board has established six standing committees to assist in the discharge of its responsibilities. The principal functions of each committee are described below.

Audit Committee

The Audit Committee assists the board in fulfilling its responsibilities to, among other things, (1) oversee our accounting and financial reporting principles and policies and internal controls and procedures, (2) oversee our financial statements and the independent audit, and (3) select our outside auditors and evaluate their independence. The committee meets periodically with our independent auditors and management representatives, as appropriate, to review the scope and results of the annual audit of our financial statements and the recommendations of the auditors. The committee also:

- Provides advice to the board in selecting, evaluating, or replacing outside auditors;
- Ensures the independence of the independent and internal auditors;
- Reviews, with management and auditors, overall financial, information systems, and operatin controls for Harris;
- Evaluates the professional competency of our financial staff and internal auditors;
- Reviews the scope of our internal audit program;
- Reviews the nature and extent of non-audit professional services performed by the independent auditors;
- Reviews and discusses with the independent auditors and management the scope of the annua audit and the audited financial statements, as well as any significant matters arising from any audit or other reports; and
- Reviews and discusses with the independent auditors and management interim and year-end operating results.

From time to time the committee also undertakes special projects. These projects have included reviewing our various insurance coverages, our environmental policies, and reviewing an assessing the potential impact of the "Year 2000 issue" upon our operations and our efforts to deal with this impact.

This year the Audit Committee reviewed its charter and made a number of changes to reflect the new standards set forth in SEC regulations and the New York Stock Exchange listing standards. Generally, these changes reflected increasing specificity in the charter rather than significant changes in the Audit Committee's practices.

The committee held four meetings during the past fiscal year.

Management Development and Compensation Committee

The Management Development and Compensation Committee performs the following primary functions:

- Reviews and evaluates plans for the compensation, development, succession, training, and utilization of our management resources;

- Reviews and recommends severance agreements in the event of a change of control;

- Reviews and recommends adoption or termination of retirement and pension plans;

- Reviews our compensation philosophy and establishes the compensation of our officers, othe than the chief executive officer and president, whose compensation is recommended by the committee and approved by all the outside directors; and

- Administers our stock incentive and stock based compensation plans.

The committee held three meetings during the past fiscal year.

Corporate Governance Committee

The Corporate Governance Committee performs the following primary functions:

- Identifies, evaluates, and recommends director nominees to the board to fill vacancies and to be elected at an annual meeting of the shareholders;

- Considers suggestions for director nominees from all sources, including shareholders (for the procedures to be followed by shareholders for nominating directors, see the discussion below under "Shareholder Proposals for the 2001 Annual Meeting");

- Recommends director compensation and benefit plans to the board;

- Recommends committees of the board and committee assignments, as well as tenure and other policies of the board;

- Sets meeting schedules for the board of directors and recommends meeting schedules for the committees; and

- Facilitates the board's evaluation of the board's effectiveness.

The committee held three meetings during the past fiscal year.

Executive and Finance Committee

The Executive and Finance Committee is authorized to evaluate and review our financial position, capital structure, significant capital asset transactions, major acquisitions, and divestitures; and, during the intervals between meetings of the board of directors, to the extent permitted by law, to exercise all of the powers of the board (except for certain reserved matters) in the management of our business.

The committee held three meetings during the past fiscal year.

Investment Committee for the Harris Corporation Retirement Plans

The Investment Committee for the Harris Corporation Retirement Plans oversees the financial administration of our various major retirement and pension plans, including the selection and review of the performance of the investment funds and the independent investment advisors for the plans.

The committee held four meetings during the past fiscal year.

Ethics Committee

The Ethics Committee reviews and oversees our continuing program relating to standards of business conduct, sound business practices, and legal requirements in connection with our business.

The committee held two meetings during the past fiscal year.

COMMITTEE MEMBERSHIP

The current committee members for each of the six standing committees of the board are set forth below, with the chairperson listed first:

Audit	Corporate Governance	Ethics
Ralph D. DeNunzio	Joseph L. Dionne	Alfred C. DeCrane, Jr.
Lester E. Coleman	Alfred C. DeCrane, Jr.	Lester E. Coleman
Alfred C. DeCrane, Jr.	Karen Katen	Ralph D. DeNunzio
Gregory T. Swienton		Joseph L. Dionne
Alexander B. Trowbridge		John T. Hartley
		Karen Katen
		Stephen P. Kaufman
		Gregory T. Swienton
		Alexander B. Trowbridge

Executive and Finance	Investment Committee for the Harris Corporation Retirement Plans	Management Development and Compensation
John T. Hartley	John T. Hartley	Lester E. Coleman
Ralph D. DeNunzio	Ralph D. DeNunzio	Joseph L. Dionne
Joseph L. Dionne	Phillip W. Farmer	Karen Katen
Phillip W. Farmer	Alexander B. Trowbridge	Stephen P. Kaufman

DIRECTOR COMPENSATION

Directors who are not employees of Harris receive the following fees for their services on the board:

- $30,000 annual retainer fee for serving as a director;
- $1,500 annual retainer fee for each committee of which they are a member;
- An additional $3,000 annual retainer fee for each committee on which they serve as a committee chairperson;
- $1,200 for attendance at each board meeting; and
- $800 for attendance at each committee meeting and for attendance at any other meeting devoted to our affairs.

We also reimburse each non-employee director for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. In addition, we provide each non-employee director with travel, accident and disability insurance in the event that he or she is involved in an accident while traveling on business relating to Harris.

In addition to receiving reimbursement for tax preparation and estate planning services of up to $5,000 per year, non-employee directors may also participate in our one-for-one matching gift program available to all employees, where we match contributions to eligible educational institutions and charitable organizations up to an annual maximum of $10,000 per director.

Stock Options

Under our Stock Incentive Plan (the “Stock Incentive Plan” or the “1990 Plan”), which was initially approved by shareholders at the 1990 Annual Meeting and subsequently amended and reapproved by shareholders at the 1995 Annual Meeting, each non-employee director is automatically granted an option to purchase 2,000 shares of our common stock on the date of each Annual Meeting of Shareholders. The options are non-qualified options for tax purposes, are priced at fair market value on the date of grant and vest as follows:

- 50% of the option shares become exercisable on the first anniversary of the date of grant, and
- 25% of the option shares become exercisable on each of the next two succeeding anniversary dates.

Notwithstanding the above, in the event of a change in control of Harris, any non-employee director’s options outstanding for more than one year at that time immediately vest. A director may exercise vested options for a period of three years following the date of retirement; and, a director’s vested options may be exercised by his or her estate or representative for a period of twelve months following the date of death. In any event, all options expire no more than ten years after the date of grant. Neither the board nor any committee of the board has any discretion with respect to options granted to non-employee directors.

As discussed below under “Proposal 2: Approval of the Harris Corporation 2000 Stock Incentive Plan,” we are proposing that non-employee directors will continue to receive automatic grants to purchase 2,000 shares of our common stock on the date of each Annual Meeting of Shareholders under the Harris Corporation 2000 Stock Incentive Plan. Non-employee directors would also receive automatic grants to purchase 2000 Harris shares upon joining the board. This plan would permit directors to exercise options following retirement in accordance with the terms of the options and would accelerate the vesting of a director’s options following death.

Deferred Compensation

Under our previous Directors Retirement Plan, upon retirement or disability, a non-employee director with five or more years of service would receive an annual cash retirement benefit payable for life in an amount equal to 50% of the annual retainer fee then in effect, plus an additional 10% for each year of service in excess of five years, up to a maximum of 100% of the retainer fee. In the event of a change in control, a retired director who was a beneficiary under the plan would be paid a lump sum payment equal to the actuarial equivalent of the retirement benefit.

Effective January 1, 1998, the board terminated the Directors Retirement Plan with respect to all future non-employee directors and converted the rights under the plan of all directors with less than ten years of service at such time into stock

units under our 1997 Directors' Deferred Compensation and Annual Stock Unit Award Plan, described below. In addition, all non-employee directors with ten or more years of service at such time were given the option of retaining their rights under the Directors Retirement Plan based upon the 1997 annual retainer fee of $26,500 or converting their rights into stock units under our 1997 Plan.

Also effective January 1, 1998, the board amended our 1997 Plan to provide that on January 1 of each year, each non-employee director would be credited with 500 Harris stock equivalent units, which number may be changed from time to time by the board. In addition, under the 1997 Plan, each non-employee director may elect to defer all or a portion of his or her fees. Deferred amounts may be invested in investment alternatives similar to those available under our Directors Retirement Plan or in stock units, pursuant to which a director's account is credited with a number of units of Harris stock equivalents based upon the fair market value of our common stock on the first day of the month following the calendar month in which the fees are deferred. Once amounts are credited in stock equivalents, they may not be reallocated into any other investment alternatives and are payable only following the director's resignation, retirement, or death. Each stock unit is credited with dividend equivalents, which are deemed reinvested in additional stock units on the dividend payment date. A director may elect to receive amounts deferred under the 1997 Plan, including amounts deferred in the form of stock units, either in a lump sum cash payment on a date within five years of his or her resignation or retirement or in annual payments over a designated number of years, provided all amounts are fully paid within ten years of resignation or retirement. Within 90 days following a change of control, we must pay to each director (or former director) a lump sum cash payment equal to the then remaining balance in his or her account.

Indemnification

We have entered into indemnification agreements with each of our directors and executive officers, including those executive officers named in the summary compensation table on page 17. These agreements require us to indemnify these directors and officers with respect to their activities as directors or officers of Harris or when serving at Harris' request as a director, officer or trustee of another corporation, trust or other enterprise against expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative to which they are, or are threatened to be made, parties as a result of their service to Harris. Harris will indemnify each such director or officer for any one or a combination of the following, whichever is most advantageous to such director or officer:

- the benefits provided by Harris' Restated Certificate of Incorporation and By-Laws in effect on the date of the indemnification agreement;
- the benefits provided by Harris' Restated Certificate of Incorporation and By-Laws at the time expenses are incurred by the director or officer;
- the benefits allowable under Delaware law in effect on the date of the indemnification agreement;
- the benefits allowable under the law of the jurisdiction under which Harris exists at the time expenses are incurred by the director or officer;
- the benefits available under liability insurance obtained by Harris; and
- such other benefits as may be otherwise available to the director or officer under Harris' existing practices.

Under the indemnification agreements, each director or officer will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Harris with respect to suits or proceedings arising out of acts or omissions during his or her service to Harris.

Retirement

It is our policy that directors retire from the board effective at the end of the month in which they reach age 72. In addition, a director is expected to automatically tender his or her resignation in the event of retirement or other significant change in status from the position held at the time of election to the board, although the board may opt to have the director continue to serve on the board.

OUR LARGEST SHAREHOLDERS

The rules of the SEC require disclosure regarding any person known to us to be a beneficial owner of more than five percent of our common stock.

The following table sets forth the beneficial ownership of our common stock by each person who has reported to the SEC beneficially owning more than five percent of our common stock based on the reports filed by these persons and the number of shares of Harris common stock outstanding at July 31, 2000.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Prudential Insurance Company of America 751 Broad Street Newark, New Jersey 07102-3777	7,798,676(1)	11.30%
Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	7,070,000(2)	10.25%
Iridian Asset Management LLC 276 Post Road West Westport, Connecticut 06880-4704	5,886,000(3)	8.53%

(1) The information is based on an amended Schedule 13G with respect to our common stock filed by The Prudential Insurance Company of America with the SEC on January 31, 2000, in which The Prudential Insuranc Company of America states that as of December 31, 1999, it has sole dispositive and voting power with respect to 913,300 shares and shared dispositive and voting power with respect to 6,885,376 shares.

(2) The information is based on a Schedule 13G with respect to our common stock filed by Capital Research and Management Company with the SEC on February 10, 2000, in which Capital Research and Management Company states that as of December 31, 1999, it has sole dispositive power with respect to 7,070,000 shares.

(3) The information is based on a Schedule 13G with respect to our common stock filed by Iridian Asset Management LLC with the SEC on February 7, 2000, in which Iridian Asset Management LLC states that as of December 31, 1999, it has shared voting and dispositive power with respect to 5,886,000 shares.

SHARES HELD BY DIRECTORS AND EXECUTIVE OFFICERS

The table below lists the beneficial ownership of shares and equivalent units of our common stock, as of July 31, 2000, by each director, including the nominees for election at the 2000 Annual Meeting, each of the executive officers named in the summary compensation table below and all our directors and executive officers as a group. Except as otherwise noted, the named individual or family members had sole voting and investment power with respect to the securities.

Name	Shares Beneficially Owned(1)	Deferred Stock Units(2)
Directors		
Lester E. Coleman(4)(5)	18,959	6,354
Alfred C. DeCrane, Jr.(4)	7,126	9,684
Ralph D. DeNunzio(4)	24,183	6,063
Joseph L. Dionne(4)	18,699	5,252
Phillip W. Farmer(3)*	526,453	6,262
John T. Hartley(4)(5)	42,782	3,981
Karen Katen(4)	12,163	7,739
Stephen P. Kaufman	2,000	502
Gregory T. Swienton	—	832
Alexander B. Trowbridge(4)	18,435	7,756
Named Executive Officers		
Richard L. Ballantyne(3)	54,583	958
Nick E. Heldreth(3)	67,870	837
Robert K. Henry(3)	30,685	62
Bryan R. Roub(3)(5)	189,753	2,807
E. Van Cullens(3)(7)	33,395	1,665
All Directors and Executive Officers as a group (18 persons)(6)	1,178,036	62,892

* Also a Named Executive Officer.

(1) No individual director, nominee for director, or named executive officer beneficially owns 1% or more of ou outstanding common stock. The directors and executive officers, as a group, beneficially own 1.69% of our outstanding common stock.

(2) For the non-employee directors, this column includes stock equivalent units credited under our 1997 Plan discussed above under “Director Compensation,” and for Mr. Hartley, also includes amounts deferred in the form of stock equivalent units under our Supplemental Executive Retirement Plan. For the executive officers, this column includes amounts deferred in the form of stock equivalent units under our Supplemental Executive Retirement Plan which are settled in cash following, or under certain circumstances prior to, retirement. These deferred stock equivalent units may not be voted or transferred.

(3) The shares reported include (i) performance shares awarded under our Stock Incentive Plan for which the performance period had not expired and as to which the named individuals have sole voting power but no investment power, as follows: Mr. Farmer — 60,000 shares; Mr. Ballantyne — 7,500 shares; Mr. Heldreth — 9,000 shares; Mr. Henry — 5,250 shares; and Mr. Roub — 20,000 shares; and (ii) shares underlying options granted under our Stock Incentive Plan which are exercisable or become exercisable within 60 days of July 31, 2000, as follows: Mr. Farmer — 316,722 shares; Mr. Ballantyne — 28,804 shares; Mr. Cullens — 33,060 shares; Mr. Heldreth — 35,534 shares; Mr. Henry — 25,346 shares; and Mr. Roub — 98,355 shares.

(4) The shares reported include shares underlying options granted under our Stock Incentive Plan which are exercisable within 60 days of July 31, 2000, as follows: Dr. Coleman — 4,959 shares; Mr. DeCrane — 4,959 shares; Mr. DeNunzio — 18,183 shares; Mr. Dionne — 18,183 shares; Mr. Hartley — 7,163 shares; Ms. Katen — 7,163 shares; and Mr. Trowbridge — 14,877 shares.

(5) The shares reported do not include shares owned by family members as follows: Dr. Coleman — 600 shares; Mr. Hartley — 2,000 shares; and Mr. Roub — 400 shares. Dr. Coleman, Mr. Hartley and Mr. Roub each disclaim beneficial ownership of such shares.

(6) The shares reported as owned by all directors and executive officers as a group include (i) 116,300 performance shares awarded to the executive officers under our Stock Incentive Plan as to which the executive officers have sole voting power but no investment power; and (ii) 682,130 shares underlying options granted under our Stock Incentive Plan which are exercisable or become exercisable within 60 days of July 31, 2000. The shares reported do not include 3,000 shares owned by family members, for which the directors and executive officers disclaim beneficial ownership.

(7) Mr. Cullens resigned from Harris in May 2000. As a result, his performance shares were forfeited in May and all of his unexercised options expired in August 2000.

REPORT OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Management Development and Compensation Committee, which is comprised solely of non-employee directors, annually approves our compensation philosophy and the compensation, perquisites and other benefits for our executive officers under salary, incentive and other plans authorized by our board of directors or shareholders. In addition, the committee annually recommends, for consideration and approval by all of the non-employee directors, the compensation for our Chief Executive Officer and President.

Compensation Philosophy

Our executive compensation philosophy is designed to meet our needs, as well as the needs of our executives and shareholders. The executive compensation program is intended to:

- Closely link compensation to an individual’s performance and our financial results;

- Align the interests of our executives and shareholders by emphasizing both the short-term and strategic focus of our businesses and by facilitating management stock ownership; and

- Enable us to attract and retain a world class management team.

This philosophy applies to all of our management employees, including the executive officers named in the summary compensation table.

Our executive compensation program has two basic components:

- An annual cash component, consisting of a base salary and an incentive bonus based on the financial performance of (1) a business unit in the case of business unit management, (2) a division and Harris in the case of the division presidents, and (3) Harris in the case of the other corporate executives; and

- A long-term incentive component, consisting of stock options and performance shares.

We utilize a formal system for evaluating executive performance and determine executive annual cash compensation by reference to external industrial surveys of compensation of executives in similar positions, individual performance and experience in the position, proxy statement compensation analyses, and scope of responsibility. Payouts for annual cash incentive awards are based upon the degree to which an executive achieves the net income and revenue target established for the applicable business unit at the start of our fiscal year, as part of our strategic planning process. Similarly, long-term compensation in the form of performance shares is based upon the degree to which an executive attains financial and/or operating goals and objectives outlined in the strategic planning process. For the three-year performance period ended June 30, 2000, we used cumulative

earnings per share for Harris and cumulative net income for our divisions as the criteria for long-term compensation.

Our executive compensation program is designed to ensure that executive pay remains competitive with pay for comparable jobs, responsibilities and performance in leading industrial and technology companies. For this reason, we periodically retain outside compensation and benefit consultants to review our executive compensation programs.

Annual Cash Compensation

Annual cash compensation consists of a fixed salary and an opportunity for a variable performance incentive. Base salaries and planned cash incentive compensation for senior executives, other than the Chief Executive Officer and President, are recommended annually by Mr. Farmer and then reviewed and approved by the Management Development and Compensation Committee.

Our Annual Incentive Plan, which was approved by our shareholders at the 1995 Annual Meeting, and for which we are seeking reapproval from our shareholders at this Annual Meeting, provides for payment to executives of a specified amount (not to exceed 200% of the target amount) based upon the percentage achievement of specific financial objectives, including net income and revenue growth. For fiscal 2000, annual incentive payments were based upon the attainment of net income targets of the applicable business unit and revenue growth. Such targets were established at the start of fiscal 2000.

The percentage of an executive’s annual cash compensation attributable to the incentive bonus increases proportionately with his or her level of management responsibility. For the executive officers named in the summary compensation table, planned cash incentive compensation ranged from 38% to 50% of total annual cash compensation for fiscal 2000. In limited circumstances, the board or the committee may also authorize a separate cash bonus or award.

Long-Term Compensation

Our Stock Incentive Plan aligns executive and shareholder interests. The plan permits the granting of any or all of the following types of awards:

- Performance shares, or units, conditioned upon meeting specified performance criteria;
- Restricted stock, or units;
- Stock options;
- Stock appreciation rights, independent of, or in tandem with, stock options; and
- Other awards valued in whole or in part by reference to, or otherwise based on, our common stock.

The Management Development and Compensation Committee believes that, through the use of stock incentives, the interests of our executives are directly related to enhancing shareholder value.

With respect to performance share awards, at the beginning of an award cycle, the committee determines the applicable performance criteria using our strategic planning process and a period of time (generally, three fiscal years) during which our performance is to be measured. The performance share award and option grants for senior executives, other than the Chief Executive Officer and President, are recommended by Mr. Farmer and then reviewed and approved by the committee. The committee grants each participant a specified number of performance shares and establishes a means for computing the number of performance shares that can be earned during the period based on the performance of (1) a business unit in the case of business unit management, (2) a division and Harris in the case of division presidents, and (3) Harris in the case of other corporate executives. Payouts for the three-year period ended June 30, 2000, ranged from zero to 120% of the performance share award. Performance shares are subject to forfeiture if the performance goals are not attained or if a participant’s employment is terminated for certain reasons before the performance period has ended. The value of performance shares is based on the value of our common stock.

Stock options are granted at fair market value as of the date of grant, typically vest over three years, and have a term of not greater than ten years. Stock options provide value only when the price of our common stock increases above the option grant price.

Grants made to executive officers under our Stock Incentive Plan and payments under the Annual Incentive Plan comply with the requirements of Internal Revenue Code Section 162(m) relating to the tax deductibility of certain compensation exceeding $1 million for executive officers named in the summary compensation table. In any year, however, the board or the committee may determine, in light of all applicable circumstances, that it would be in our best interests for compensation to be paid under those plans or otherwise in a manner so as not to qualify as performance-based under Section 162(m).

As discussed below under "Proposal 2: Approval of the Harris Corporation 2000 Stock Incentive Plan," we are proposing to replace our existing Stock Incentive Plan with the Harris Corporation 2000 Stock Incentive Plan.

Chief Executive Officer Compensation

The Chief Executive Officer's base salary, incentive compensation, performance share awards and stock option grants are annually reviewed and recommended by the Management Development and Compensation Committee and approved by the non-employee directors. In recommending Mr. Farmer's total annual compensation for fiscal 2000, the committee considered both our performance and Mr. Farmer's individual performance by the same measures described above for determining executive officer compensation.

Under our Annual Incentive Plan, Mr. Farmer received annual incentive compensation for fiscal 2000 based upon 79% achievement of our net income target and 95% achievement of our revenue target for the year. Mr. Farmer's long-term incentive compensation was based upon aggregate earnings per share performance compared with the aggregate earnings per share target established for the three-year period ended June 30, 2000. Based upon our performance and the payout formula recommended by the committee, the non-employee directors authorized a payout of 21,000 shares (70% of the grant for such period) for Mr. Farmer for the three-year period ended June 30, 2000.

Management Development and
Compensation Committee
Lester E. Coleman, Chairperson
Joseph L. Dionne
Karen Katen
Stephen P. Kaufman

HARRIS STOCK PERFORMANCE GRAPH

The graph below compares the five-year cumulative total return of our common stock with the comparable five-year cumulative total returns of the S&P MidCap 400 Index, S&P 500 Stock Index, and the S&P Technology Sector Index. The figures assume an initial investment of $100 on June 30, 1995 in Harris, the S&P MidCap 400 Index, the S&P 500 Stock Index, and the S&P Technology Sector Index, and the reinvestment of dividends, including the distribution to Harris shareholders of Lanier Worldwide, Inc. common stock on November 5, 1999. For purposes of this graph, the Lanier distribution is treated as a nontaxable cash dividend that would have been converted into additional Harris shares at the close of business for Lanier on November 5, 1999.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG HARRIS, S&P MIDCAP 400, S&P 500 AND S&P TECHNOLOGY


DOLLARS
800
700
600
500
400
300
200
100
0
1995
1996
1997
1998
1999
2000
HARRIS
S&P 500
S&P Mid Cap 400
S&P Technology

FISCAL YEAR END	1995	1996	1997	1998	1999	2000
Harris	100	121	173	182	166	163
S&P 500*	100	126	170	223	271	290
S&P MidCap 400	100	122	150	191	223	262
S&P Technology	100	119	181	246	401	580

	S&P 500*	S&P Mid Cap 400	S&P Technology	HARRIS
1995	100	100	100	100
1996	126	122	119	121
1997	170	150	181	173
1998	223	191	246	182
1999	271	223	401	166
2000	290	262	580	163

* In November 1999, Harris was moved from the S&P 500 Stock Index to the S&P MidCap 400 Index. In accordance with SEC regulations, the graph also depicts the performance of the S&P 500 Stock Index.

EXECUTIVE COMPENSATION

The table below shows the annual and long-term compensation for the fiscal years ended June 30, 2000, July 2, 1999, and July 3, 1998 of those executives who, as of the end of fiscal 2000, were (1) our Chief Executive Officer, and (2) our other four most highly compensated executive officers. The table also includes information for E. Van Cullens, our former President and Chief Operating Officer, as he would have been one of the four most highly compensated executive officers had he been employed by Harris on June 30, 2000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation (1) ($)**	**Securities Underlying Options/SARs (#) (2)**	**LTIP Payouts (3) ($)**	**All Other Compensation (4)**
Phillip W. Farmer	2000	$787,692	$662,340	$ 209,025	82,650	$ 687,750	$ 387,532
Chairman, President	1999	$791,667	$498,160	$ 72,000	82,650	$ 945,000	$ 449,986
and Chief	1998	$725,000	$737,400	$ 79,200	93,177	$1,327,500	$ 255,166
Executive Officer							
Richard L. Ballantyne	2000	$236,308	$124,189	$ 26,128	11,020	$ 68,775	$ 42,249
Vice President —	1999	$238,333	$ 93,405	$ 6,720	8,816	$ 78,750	$ 52,822
General Counsel	1998	$228,333	$137,648	$ 7,040	6,612	$ 110,625	$ 64,612
and Secretary							
Nick E. Heldreth	2000	$236,308	$124,189	$ 31,354	16,530	$ 68,775	$ 40,826
Vice President —	1999	$233,333	$ 93,405	$ 8,352	16,530	$ 85,050	$ 50,257
Human Resources	1998	$197,500	$127,816	$ 7,216	11,925	$ 110,625	$ 57,580
and Corporate							
Relations							
Robert K. Henry	2000	$233,269	$159,924	$ 18,290	13,224	$ 0	$ 41,905
President,	1999	$204,039	$ 87,699	$ 11,838	17,632	$ 0	$ 25,430
Government	1998*	$126,923	$ 76,667	$ 86,032	11,020	$ 0	$ 1,019
Communications							
Systems Division							
Bryan R. Roub	2000	$310,154	$235,959	$ 69,675	27,550	$ 229,250	$ 58,021
Senior Vice President	1999	$312,500	$177,470	$ 24,000	27,550	$ 315,000	$ 66,736
and Chief Financial	1998	$296,667	$265,464	$ 25,520	24,382	$ 398,250	$ 97,325
Officer							
E. Van Cullens	2000	$337,692	$ 98,044	$ 77,259	44,080	$ 0	$ 890,109
Former President and	1999	$335,833	$261,570	$ 14,400	49,590	$ 0	$ 76,769
Chief Operating	1998	$312,500	$198,257	$ 84,542	22,040	$ 0	$ 39,247
Officer(5)							

* Mr. Henry joined Harris in November 1997; the amounts reported for fiscal 1998 reflect less than a full year of employment.

(1) Except for Mr. Cullens and Mr. Henry, none of the executive officers named in the summary compensation table received personal benefits in excess of the lesser of $50,000 or 10% of annual salary and bonus for fiscal 2000, 1999 or 1998; the amounts reported represent (i) cash dividend equivalent payments on outstanding performance shares granted under our Stock Incentive Plan for which the performance period had not expired, and (ii) for fiscal 2000 also includes the value of the distribution of shares of Lanier Worldwide, Inc. common stock in respect of outstanding performance shares granted under our Stock Incentive Plan for which the performance period had not expired. The value of the shares of Lanier Worldwide, Inc. common stock is based upon the $3.09 average of the high and low trading price of the Lanier common stock on November 8, 1999. Mr. Henry's personal benefits include $86,032 in fiscal 1998, and $10,638 in fiscal 1999 for certain relocation expenses, reimbursements, and related tax equalization payments and for fiscal 1999 also include $1,200 for dividend equivalent payments on outstanding performance shares. Mr. Cullens' personal benefits for fiscal 1998 include

$72,222 for certain relocation expense reimbursements and related tax equalization payments and $8,800 for dividend equivalent payments on outstanding performance shares.

(2) The number of securities underlying options has been adjusted in connection with the spin-off of Lanier Worldwide, Inc.

(3) The value of the performance shares earned for the three-year performance period ended June 30, 2000 (Mr. Farmer — 21,000 shares; Mr. Ballantyne — 2,100 shares; Mr. Heldreth — 2,100 shares; and Mr. Roub — 7,000 shares), is based upon the $32.75 closing price of our common stock on June 30, 2000. The value of the performance shares earned for the three-year performance period ended July 2, 1999 (Mr. Farmer— 24,000 shares; Mr. Ballantyne — 2,000 shares; Mr. Heldreth — 2,160 shares; and Mr. Roub — 8,000 shares), is based upon the $39.375 closing price of our common stock on July 1, 1999 (the last trading day of fiscal 1999). The value of the performance shares earned for the three-year performance period ended July 3, 1998 (Mr. Farmer — 30,000 shares; Mr. Ballantyne — 2,500 shares; Mr. Heldreth — 2,500 shares; and Mr. Roub — 9,000 shares), is based upon the $44.25 closing price of our common stock on July 2, 1998. As of July 1, 2000, the aggregate number and value of performance shares awarded under the Stock Incentive Plan for which the performance period had not expired (excluding the number and value of performance shares with a performance period ended on June 30, 2000) is as follows: Mr. Farmer — 30,000 shares, with a value of $982,500; Mr. Ballantyne — 4,500 shares, with a value of $147,375; Mr Heldreth — 6,000 shares, with a value of $196,500; Mr. Henry — 5,250 shares, with a value of $171,938; and Mr. Roub — 10,000 shares, with a value of $327,500. The value of the aggregate unearned performance shares is based upon the $32.75 closing price of our common stock on June 30, 2000. Performance shares that were not earned were forfeited by the named executive officers and returned to Harris. Performance shares forfeited for the performance period ended June 30, 2000 are as follows: Mr. Farmer — 9,000 shares; Mr. Ballantyne — 900 shares; Mr. Heldreth — 900 shares; and Mr. Roub — 3,000 shares.

(4) Amounts reported include:

(i) Contributions to the Harris Corporation Retirement Plan for fiscal 2000: Mr. Farmer — $17,997; Mr. Ballantyne — $17,955; Mr. Cullens — $12,318; Mr. Heldreth — $12,050; Mr. Henry — $12,313; and Mr. Roub — $12,027; for fiscal 1999: Mr. Farmer — $20,000; Mr. Ballantyne — $17,944; Mr. Cullens — $20,000; Mr. Heldreth — $13,926; Mr. Henry — $17,425; and Mr. Roub — $20,000; for fiscal 1998: Mr. Farmer — $19,000; Mr. Ballantyne — $20,147; Mr. Cullens — $20,000; Mr. Heldreth — $19,000; Mr. Henry — $132; and Mr. Roub — $19,000.

(ii) Contributions to our Supplemental Executive Retirement Plan for fiscal 2000: Mr. Farmer — $358,371; Mr. Ballantyne — $20,213; Mr. Cullens — $31,774; Mr. Heldreth — $26,117; Mr. Henry — $28,243; and Mr. Roub — $45,994; for fiscal 1999: Mr. Farmer — $409,628; Mr. Ballantyne — $28,752; Mr. Cullens — $52,403; Mr. Heldreth — $31,658; Mr. Henry — $6,035; and Mr. Roub — $46,736; for fiscal 1998: Mr. Farmer — $219,462; Mr. Ballantyne — $37,580; Mr. Cullens — $16,828; Mr. Heldreth — $32,905; and Mr. Roub — $73,550.

(iii) The taxable portion of premiums on life insurance provided by Harris for fiscal 2000: Mr. Farmer — $11,164; Mr. Ballantyne — $4,081; Mr. Cullens — $1,884; Mr. Heldreth — $2,659; and Mr. Henry — $1,349; for fiscal 1999: Mr. Farmer — $20,358; Mr. Ballantyne — $6,126; Mr. Cullens — $4,366; Mr. Heldreth — $4,673; and Mr. Henry — $1,970; for fiscal 1998: Mr. Farmer — $16,704; Mr. Ballantyne — $6,885; Mr. Cullens — $2,419; Mr. Heldreth — $5,675; Mr. Henry — $887; and Mr. Roub — $4,775.

(5) Mr. Cullens resigned as President and Chief Operating Officer in May 2000. The amount set forth under “All Other Compensation” also includes (i) a separation payment of $750,000, and (ii) an accrued vacation payment o $94,133.

Option/ SAR Grants in Last Fiscal Year

The table below gives more information on stock options granted under our Stock Incentive Plan during the 2000 fiscal year. Amounts shown for potential realizable values are based upon assumed annualized rates of stock price appreciation of 5% and 10% over the full ten-year term of the options, as required by the SEC and are not intended to represent or forecast possible future appreciation, if any, of our common stock price.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	**Number of Securities Underlying Options/SARs Granted(1)(#)**	**% of Total Options/SARs Granted to Employees in Fiscal Year**	**Exercise or Base Price ($/Share)**	**Expiration Date**	**5%($)**	**10%($)**
P. W. Farmer	82,650	10.04%	$24.73	8/27/09	$1,285,305	$3,257,215
R. L. Ballantyne	11,020	1.34%	$24.73	8/27/09	$ 171,374	$ 434,295
N. E. Heldreth	16,530	2.01%	$24.73	8/27/09	$ 257,061	$ 651,443
R. K. Henry	13,224	1.61%	$24.73	8/27/09	$ 205,649	$ 521,154
B. R. Roub	27,550	3.35%	$24.73	8/27/09	$ 428,435	$1,085,738
E. V. Cullens(2)	44,080	5.36%	$24.73	8/27/09	$ 685,496	$1,737,182
Shareholder Gain (3)					$1,420,573,446	$3,599,705,527
Named Executive Officers' Gain as a % of All Shareholder Gain					0.21%	0.21%

(1) All stock option grants were made under our Stock Incentive Plan. Each stock option generally expires after ten years and is exercisable in installments of: 50% after one year; 75% after two years; and 100% after three years. The number of options and exercise price have been adjusted in connection with the spin-off of Lanier Worldwide, Inc. The exercise price is the closing price of a share of our common stock on the date of grant and may be paid in cash and/or shares of our common stock, or an optionholder may use "cashless exercise" procedures. If shares of common stock are delivered in payment of the exercise price, we will grant a Restoration Stock Option ("RSO") equal to the number of shares used to exercise the stock option. The expiration date of these options is the same as the expiration date of the underlying options. RSO grants are non-qualified and are exercisable commencing six months after the date of grant at the fair market value on the grant date. In the event of a change in control, outstanding options immediately vest.

(2) Mr. Cullens resigned as President and Chief Operating Officer in May 2000. As a result, the options granted to him during fiscal 2000 have subsequently terminated.

(3) Shareholder gain reflects the hypothetical increase in market value of our common stock for all shareholders, assuming annual stock price appreciation of 5% and 10%, respectively, over a ten-year period.

Aggregated Option/ SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/ SAR Values

The table below presents information with respect to the number of shares acquired upon exercise of stock options and the aggregate gains realized on exercises during fiscal 2000 for those executive officers named in the summary compensation table. No stock options were exercised by the named officers in fiscal 2000. The table also sets forth the number of shares covered by exercisable and unexercisable options held by those executives on June 30, 2000, and the aggregate gains that would have been realized had these options been exercised on June 30, 2000, even though they were not exercised and the unexercisable options could not have been exercised on that date.

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(1)($)	
Name	**Shares Acquired on Exercise (#)**	**Value Realized ($)**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
P. W. Farmer	0	0	238,204	140,504	$806,910	$739,083
R. L. Ballantyne	0	0	19,437	17,081	$ 52,072	$ 96,517
N. E. Heldreth	0	0	21,483	26,447	$ 38,272	$147,815
R. K. Henry	0	0	17,081	24,795	$ 6,084	$112,170
B. R. Roub	0	0	72,182	46,834	$255,415	$246,360
E. V. Cullens	0	0	57,856	0	$ 48,131	$ 0

(1) Market value of shares underlying in-the-money options on June 30, 2000, less option exercise price. The marke value is based upon the June 30, 2000 closing price of $32.75 per share of our common stock reported as New York Stock Exchange Composite Transactions.

Long-Term Incentive Plans — Awards in Last Fiscal Year

The table below sets forth information with respect to awards of performance shares granted under our Stock Incentive Plan during the 2000 fiscal year to those executive officers named in the summary compensation table. The performance period for the awards in the table is the three-year period ending June 30, 2002.

Name	Number of Shares	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold Shares (#)	Target Shares (#)	Maximum Shares (#)
P. W. Farmer	15,000	6/30/2002	0	15,000	30,000
R. L. Ballantyne	3,000	6/30/2002	0	3,000	6,000
N. E. Heldreth	3,000	6/30/2002	0	3,000	6,000
R. K. Henry	4,000	6/30/2002	0	4,000	8,000
B. R. Roub	5,000	6/30/2002	0	5,000	10,000
E. V. Cullens	7,500*	6/30/2002	0	7,500	15,000

* The performance shares awarded to Mr. Cullens were forfeited in connection with his resignation from Harris.

Awards of performance shares to participants under the Stock Incentive Plan are made at the beginning of each performance period and are earned based on the performance of a business unit, Harris, or some combination thereof. The plan is designed to motivate key employees to maximize shareholder value by aligning their interests with shareholder interests. The payout is determined by the non-employee directors in the case of the Chief Executive Officer and President, and by the Management Development and Compensation Committee in the case of the other executive officers, and is based upon financial performance compared with strategic plan objectives. Performance criteria include our cumulative earnings per share during the three-year strategic plan cycle for Messrs. Farmer, Ballantyne, Heldreth and Roub. In the case of Mr. Henry, 80% of the award is based upon relevant division operating income and return on capital during the strategic plan cycle and 20% on our net income and return on capital during the strategic plan cycle. Share payouts are made following the determination of the Committee and, in the case of the Chief Executive Officer and President, the non-employee directors, and range from zero to a maximum of 200% of the original shares awarded. The terms of these awards comply with Internal Revenue Code Section 162(m) requirements. Participants receive quarterly cash payments on the performance share awards in an amount equal to dividends paid to shareholders on our common stock. In fiscal year 2000, in connection with our spin-off of Lanier Worldwide, Inc. as an independent publicly traded company, holders of performance shares also received a distribution of one share of common stock of Lanier Worldwide, Inc. for each performance share held by such person.

In the event of a change in control, the performance objectives applicable to the award are deemed to be attained, and performance shares are paid out at the end of the performance period, provided however:

- In the event of death, disability, retirement or involuntary termination other than for cause, the shares are paid as soon as practicable;
- In the event of resignation or termination for cause, the shares are forfeited; and
- In the event of certain defined changes in our capital structure, then, at the participant’s election, the award is paid in shares or cash, as soon as practicable.

Executive Severance Agreements

To provide continuity of management and dedication of our corporate executives in the event of a threatened or actual change in control of Harris, our board has approved severance agreements for our officers and key managers, including those officers named in the summary compensation table. Under these agreements, officers and key managers of Harris are provided with severance benefits in the event the executive's employment is terminated by Harris without cause or by the executive for good reason within two years following a change in control (all terms as defined in the severance agreement). Under the severance agreement, the executive agrees not to voluntarily terminate his or her employment with Harris during the six-month period following a change in control. The lump sum severance benefit payable under the severance agreement equals the sum of (a) the executive's unpaid base salary through the date of termination, a pro rata annual bonus (as determined under the severance agreement) and any compensation deferred by the executive other than under a tax-qualified plan and any accrued vacation pay; and (b) from one to three times the executive's highest annual rate of base salary during the 12-month period prior to the date of termination and from one to three times the greater of the executive's highest annual bonus in the last three years, the executive's target bonus for the year during which the change in control occurred, or the executive's target bonus for the year in which the executive's employment is terminated. Payment amounts are three times compensation for Mr. Farmer, Mr. Ballantyne, Mr. Heldreth and Mr. Roub and two times compensation for Mr. Henry. In addition, the executive receives the same level of medical, dental, accident, disability, life insurance and any similar benefits (or the highest level of coverage provided to active executives, if more favorable). The executive also receives reimbursement for any relocation expense related to pursuit of other business opportunities incurred within two years following the date of termination, for recruitment or placement services of up to $4,000 and for professional financial or tax planning services of up to $5,000. The severance agreement also provides for a tax gross-up payment to the executive in the event that payment of any severance benefits are subject to excise tax imposed under Section 4999 of the Internal Revenue Code. In addition, Harris will reimburse the executive for any legal fees and costs with respect to any dispute arising under the severance agreement.

Under the agreement governing Mr. Cullens' resignation as President and Chief Operating Officer in May 2000, Mr. Cullens received a separation payment of $750,000. Harris will also provide for continued participation in insurance, health, and dental plans and will also reimburse Mr. Cullens for financial planning services of up to $5,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, as well as persons who own more than ten percent of our outstanding shares of common stock, to file reports of ownership and changes in ownership of our common stock with the SEC and the New York Stock Exchange. We have procedures in place to assist our directors and executive officers in preparing and filing these reports on a timely basis.

Based solely upon a review of the forms furnished to us, or written representations from certain persons that no Forms 5 were required, we believe that all required forms have been timely filed for fiscal 2000.

PROPOSAL 2: APPROVAL OF THE HARRIS CORPORATION 2000 STOCK INCENTIVE PLAN

On August 26, 2000, our board of directors adopted the Harris Corporation 2000 Stock Incentive Plan (the "2000 Plan") and reserved 10 million shares of common stock for issuance thereunder, subject to the approval by shareholders at the Annual Meeting. The 2000 Plan is designed to replace the 1990 Plan. Like the 1990 Plan, the 2000 Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock, and other stock-based awards.

Section 162(m) of the Internal Revenue Code (the "Code") generally limits to $1 million per year the federal income tax deduction for compensation paid by a public company to its chief executive officer or any of its four other highest paid officers. This $1 million per year limit does not apply to compensation that qualifies as "performance-based compensation" under regulations adopted under the Code. In order to qualify, among other things, (i) the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals; (ii) the performance goals must be timely established by a compensation committee comprised solely of two or more outside directors; (iii) the material terms of the performance goals must be disclosed to and approved by the shareholders; and (iv) the compensation committee must certify in writing, prior to payment of the compensation, that the performance goals and any other material terms were in fact satisfied. Also, the compensation plan under which the performance-based compensation is paid must also provide for a limit on the compensation to be paid to each covered employee. We intend that the stock options, the performance share awards, and other performance-based awards will qualify for deductibility under the Code. Accordingly, we are seeking approval of the 2000 Plan by the Harris shareholders.

As of September 1, 2000, approximately 2,816,663 shares were available for new grants under the 1990 Plan and there were approximately 3,819,147 shares subject to outstanding options under the 1990 Plan and approximately 148,092 outstanding awards of performance shares for which the performance period has not expired. If the shareholders approve the 2000 Plan, no further grants or awards will be made under the 1990 Plan; however, all grants and awards that remain outstanding under the 1990 Plan would continue to be administered and paid in accordance with the provisions of the 1990 Plan. Based on the number of available shares under the 1990 Plan, the adoption and approval of the 2000 Plan would in effect, increase by approximately 7,183,337 the number of shares available to Harris for grants of options and stock-based awards; however, the provision contained in the 1990 Plan pursuant to which an additional 1% of outstanding shares is annually made available for grant of options and stock-based awards is not contained in the 2000 Plan.

Summary of Certain Terms of the Harris Corporation 2000 Stock Incentive Plan

The following summary of the principal features of the 2000 Plan is subject to the complete terms of the 2000 Plan, a copy of which is attached to this proxy statement as Exhibit A.

General Purpose of the 2000 Plan. The general purpose of the 2000 Plan is to promote the long-term growth and performance of Harris and to increase shareholder value by providing long-term incentive awards to officers, directors, employees, and consultants. The 2000 Plan is designed and intended to (i) encourage stock ownership by participants to further align their interest with the interests of shareholders in increasing the value of Harris, and (ii) assist in the attraction and retention of outstanding individuals.

Administration. A committee of the board of directors appointed by the board and comprised solely of non-employee directors will administer the 2000 Plan. Initially, the board has designated the Management Development and Compensation Committee to administer the 2000 Plan. The full board may also elect to administer the 2000 Plan directly and will administer the 2000 Plan with respect to the grant of awards to directors and the Chief Executive Officer and President. The committee may delegate partial or full authority to the Chief Executive Officer or other senior members of Harris' management with respect to eligible participants who are not "executive officers" for purposes of Section 16 of the Securities Exchange Act of 1934 or "covered employees" for purposes of Section 162 (m) of the Code.

Subject to the terms and conditions of the 2000 Plan, the committee has the authority to (i) select the individuals to whom awards are to be made and the types of awards, (ii) determine the number of shares to be subject to awards, and (iii) determine the other terms and conditions of such awards. The committee also has the full power, discretion and authority to interpret the 2000 Plan, to establish, amend, and rescind any rules and regulations relating to the 2000 Plan, and to make all other determinations that it deems necessary or advisable for the administration of the 2000 Plan.

Eligibility. Employees of Harris, any affiliate, or subsidiary, as well as consultants who are selected by the committee or the board of directors, shall be eligible to receive awards under the 2000 Plan. Additionally, non-employee directors will automatically receive options as discussed below.

Types of Awards. Awards under the 2000 Plan may be in the form of (i) stock options, including incentive stock options that meet the requirements of Section 422 of the Code ("ISOs"), (ii) stock appreciation rights, (iii) performance shares, (iv) restricted stock, and (v) other share-based awards.

Shares Available for Award. The number of shares with respect to which awards may be issued under the 2000 Plan is 10,000,000 (subject to adjustment for a stock dividend or split, reverse stock split, recapitalization, consolidation, and other events as described below). No more than 3,000,000 of these shares may be made available for issuance pursuant to ISOs. Further, not more than 2,500,000 of the available shares may be awarded in the form of performance shares, restricted stock, or other share-based awards. In addition, the following shares are also available for issuance under the 2000 Plan: (i) any shares subject to an award under the 2000 Plan that are forfeited, terminated without issuance, or any other award becoming unexercisable without having been exercised, (ii) any shares subject to an award that are forfeited or not exercised under the 1990 Plan, (iii) any shares of common stock that are tendered in satisfaction of part or all of the exercise price of an award or in payment of any applicable withholding or other obligations related to awards under the 2000 Plan or the 1990 Plan, or (iv) any common stock or awards issued under the 2000 Plan through the assumption or substitution of outstanding grants from a company acquired by or combined with Harris.

Adjustments. The maximum number of shares which may be awarded under the 2000 Plan, the number of shares subject to outstanding awards and the grant, exercise price, or fixed price, will be adjusted by the committee to reflect a change in the capitalization of Harris. Such adjustments may be made as a result of a stock dividend or split, reverse stock split, repurchase, rights offering, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, spin-off, spin-out, or other distribution of assets to shareholders or other similar corporate transactions or events. Any adjustment to the terms of options granted to non-employee directors as a result of such events will be made by the board of directors.

Stock Options. The term of options granted under the 2000 Plan will be determined by the committee, but the term of an option may not exceed ten years. The per share option price for any shares which may be purchased under any option will be determined by the committee, but such price may not be less than 100% of the fair market value of shares on the date the option is granted. In addition, no option may be repriced, replaced, regranted through cancellation, or modified without shareholder approval if the effect of such repricing, replacement, regrant, or modification would be to reduce the exercise price of such option (except in connection with a recapitalization). Each option will become exercisable at the time or times determined by the committee. Each option will be exercisable, in full or in part, by payment of the option price in cash, shares of common stock, or any combination of cash and stock, or by "cashless" exercise. Except as otherwise determined by the committee in certain circumstances, options granted under the 2000 Plan may not be sold, transferred, pledged, assigned, or otherwise disposed of other than by will or by the laws of descent and distribution. The number of shares for which options may be granted to any participant who is an executive officer may not exceed 750,000 shares over any continuous five-year period, including issuances under the 1990 Plan. If a participant ceases to be an employee or consultant, the exercisability and other applicable terms and conditions following such cessation will be determined in accordance

with the terms of the option award agreement between such participant and Harris.

Stock Appreciation Rights. Stock appreciation rights ("SARs") may be granted by the committee to a participant either in tandem with an option or independent of an option. When a SAR is exercised, the participant is entitled to receive cash and/or shares in an amount equal to the difference between the SAR price and the fair market value of a share of common stock on the exercise date, multiplied by the number of shares of common stock involved. The price from which appreciation shall be measured will be established by the committee, but it will not be less than 100% of the fair market value of shares on the date the SAR is granted. If SARs are granted in tandem with options, upon exercise of the SAR, the related option will be cancelled. The term of the SAR will be determined by the committee, but in no event may a SAR be exercisable any later than ten years from the grant date. The other terms and conditions of SARs are similar to the terms and conditions for options.

Performance Shares. The committee may make performance share awards on the following, and such other terms and conditions as it may determine. A performance share entitles a participant to receive a number of shares of common stock based upon Harris' or a business unit's degree of attainment of predetermined performance goals over a specified performance period. The goals will be based upon Harris' revenue, earnings per share, net income, return on equity, return on capital, return on assets, total shareholder return, or cash flow, or any combination thereof. The terms of forfeiture and the other terms and conditions of each performance share award will be determined by the committee. The committee may adjust the performance goals to reflect significant unforeseen events, provided no such adjustment may be made with respect to any award of performance share awards to an individual who is a "covered employee" as defined under Section 162(m) of the Code, if the result of such adjustment would be to cause compensation pursuant to such award to cease to be performance-based compensation under Section 162(m). In no event may the number of shares to be issued or credited to a participant at the expiration of the performance period exceed 200% of the initial target.

During the restricted performance period, shares may be subject to forfeiture and such shares may not be sold, exchanged, assigned, pledged, or otherwise disposed. Unless otherwise provided in the performance share award agreement between a participant and Harris, or unless otherwise provided by the committee, during the performance period participants may exercise full voting rights with respect to such shares and will be entitled to receive dividends and other distributions paid with respect to those shares. The number of shares for which a performance restricted share award may be granted to any participant who is an executive officer may not exceed 100,000 shares in any fiscal year.

Restricted Stock Awards. The committee may make awards of shares subject to such restrictions as to vesting and otherwise as the committee shall determine. The committee will also establish the vesting schedule, any rights of acceleration, any forfeiture conditions, and such other terms and conditions as the committee may determine. During the restricted period, shares may be subject to forfeiture; and such shares may not be sold, exchanged, assigned, pledged, or otherwise disposed. Unless otherwise provided in the restricted stock award agreement between a participant and Harris, or unless otherwise provided by the committee, during the applicable restriction period, participants may exercise full voting rights with respect to such shares and will be entitled to receive dividends and other distributions paid with respect to those shares.

Other Share-Based Awards. The committee may make other awards of shares or other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of common stock, including phantom stock, units, bonus stock, or other similar awards. The terms and conditions of any such awards will be determined by the committee. The number of these other share-based awards which may be granted to a participant who is an executive officer may not exceed 100,000 shares in any fiscal year.

Non-Employee Directors' Options. Each non-employee director who is first elected or appointed to the board will automatically be granted on the date of such election or appointment, an option to purchase 2,000 shares. Also, subject to approval of the 2000 Plan by the shareholders, on the date of the 2000 Annual Meeting and on the date of each

annual meeting of Harris' shareholders thereafter, each non-employee director will automatically be granted an option to purchase 2,000 shares. All options granted to non-employee directors will be non-qualified stock options and will have an exercise price of 100% of the fair market value of shares of common stock of Harris on the date of grant. 50% of such options will become exercisable on the first anniversary of the date of grant and 25% on each anniversary date of the next two succeeding years. An option granted to a non-employee director that has been outstanding for more than one year will immediately become exercisable in full in the event of a change of control. In the event that a non-employee director ceases to be a director (other than by reason of death), each option granted under the 2000 Plan to such director may be exercised thereafter in accordance with its terms, provided that in no event may such options be exercisable more than ten years after the date of grant. In the event of the death of a non-employee director, each option held by such director will immediately become fully vested and exercisable and will be exercisable only within the twelve (12) month period following the date of death.

Change of Control. In the event of a "change of control" of Harris, all outstanding awards (other than options granted to non-employee directors) will be paid in such manner and in such amounts as determined by the committee in its sole discretion at the time such awards are made. It is currently expected that the committee will continue to provide for accelerated vesting in the event of a change of control, but the committee has the discretion to make other determinations.

A "change of control" generally is deemed to occur if (i) any person is or becomes the owner, directly or indirectly, of at least 20% of Harris' voting securities; (ii) individuals who, on July 1, 2000, constituted the board of directors (the "Incumbent Directors") cease for any reason to constitute at least a majority of the board of directors (provided that any person who subsequently becomes a director and is approved by a vote of at least two-thirds of the directors then comprising the Incumbent Directors will be considered as though such person were an Incumbent Director); (iii) a merger, consolidation, share exchange or similar form of corporate reorganization is consummated, unless immediately after such transaction (a) more than 80% of the total voting power of the company resulting therefrom is represented by shares that were Harris voting securities immediately prior thereto and such voting power is in substantially the same proportion as the Harris voting securities immediately prior to such merger, consolidation, share exchange or similar transaction, (b) no person becomes the owner of 20% of the voting securities of the corporation resulting from such transaction, and (c) at least a majority of the members of the board of directors of the corporation resulting from such transaction were Incumbent Directors at the time of the board's approval of such transaction; or (iv) the shareholders of Harris approve a plan of complete liquidation or dissolution of Harris or the sale or other disposition of all or substantially all of the assets of Harris.

Amendment or Termination of Plan. Until such time as a change of control shall have occurred, the board of directors may amend, suspend, or terminate the 2000 Plan or any part thereof at any time, provided that no change may be made which would adversely impair the rights of a participant who has received an award without the consent of such participant. The board of directors may not increase the aggregate number of shares which may be issued under the 2000 Plan (other than increases due to a change in the capitalization of Harris) without the approval of the shareholders of Harris. Additionally, the board may not amend the 2000 Plan without the approval of the shareholders where the absence of such approval would cause the 2000 Plan to fail to comply with Rule 16b-3 under the Securities Exchange Act of 1934 and Section 162(m) of the Code. After a change of control, the board will no longer have the power to amend, suspend, or terminate the 2000 Plan.

Other Provisions. Subject to certain limits, the committee will be authorized to make adjustments in the method of calculating the attainment of performance goals or in the terms and conditions of other awards, in recognition of unusual or non-recurring events affecting Harris or its financial statements, or changes in applicable laws, regulations, or accounting principles, provided no such adjustments may adversely impair the rights of any participant without his or her consent and that any such adjustments must be made in a manner consistent with Section 162(m) of the Code. In certain instances, awards to certain

executives may be deferred where the committee determines such deferral may be needed to avoid limits on the tax deductibility of amounts under the 2000 Plan.

Effective Date and Term. The 2000 Plan will become effective upon approval by the shareholders at the Annual Meeting of Shareholders on October 27, 2000. All awards granted under the 2000 Plan must be granted within ten (10) years from its effective date. If the 2000 Plan is approved by the shareholders, no further grants or awards will be made under the 1990 Plan. All grants and awards under the 1990 Plan that remain outstanding would be administered and paid in accordance with the provisions of the 1990 Plan.

Federal Income Tax Consequences

The 2000 Plan is neither a qualified pension, profit sharing, or stock bonus plan under Section 401(a) of the Code nor an “employee benefit plan” subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The following discussion is a general summary of the material federal income tax consequences that are generally applicable to participants in the 2000 Plan. The discussion is based on the Code, regulations thereunder, and rulings and decisions now in effect, all of which are subject to change. The summary does not discuss all aspects of federal income taxation that may be relevant to a particular participant in light of that participant’s personal investment circumstances.

Non-Qualified Stock Options. The grant of a non-qualified stock option is generally not a taxable event either for the optionee or for Harris. Upon exercise of a non-qualified stock option, the optionee generally will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock acquired upon exercise, determined at the date of exercise, over the exercise price of such option. Subject to Section 162(m) of the Code, Harris will be entitled to a business expense deduction equal to such amount in the fiscal year in which the optionee exercises the non-qualified stock option. The ordinary income recognized by the optionee is subject to income and employment tax withholding. The optionee’s tax basis in the shares acquired pursuant to the exercise of a non-qualified stock option will be equal to the option price paid plus the amount of ordinary income recognized upon exercise. Any gain or loss on a disposition of the common stock acquired upon the exercise of a non-qualified stock option will be treated as short-term or long-term capital gain or loss, subject to income taxation at short or long-term capital gains rates depending on the holding period of the optionee measured from the date of the exercise of such option. There are generally no federal income tax consequences to Harris by reason of the disposition by an optionee of common stock acquired upon the exercise of non-qualified stock option.

Any gain realized by an optionee upon the surrender of previously acquired shares of Harris common stock used to pay the option price upon exercise of a non-qualified stock option will be deferred until the newly acquired shares are sold. The excess of the fair market value of the newly acquired shares over the fair market value of the shares surrendered as payment of the option price is taxable as ordinary income to the optionee and is subject to income and employment tax withholding. Subject to Section 162(m) of the Code, Harris will be entitled to a business expense deduction in a like amount. The tax basis of the newly acquired shares will be equal to the tax basis of the surrendered shares, plus the amount of ordinary income recognized upon exercise. The holding period for purposes of determining capital gain or loss treatment with respect to subsequent appreciation or depreciation will include the optionee’s holding period of the surrendered shares.

Incentive Stock Options. Generally, an optionee recognizes no taxable income upon the grant or exercise of an ISO that meets the requirements of Section 422 of the Code. However, the amount by which the fair market value of the common stock acquired at the time of exercise exceeds the option exercise price (the “spread”) is taken into account in determining the amount, if any, of the alternative minimum tax due from the optionee in the year in which the option is exercised.

If an optionee holds the common stock acquired through the exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year from the date on which the option was exercised, and if the optionee is an employee of

Harris at all times from the date of the grant of the ISO through the date that is three months before the date of exercise, any gain or loss on the subsequent disposition of such common stock will be taxed to such optionee as long-term capital gain or loss equal to the difference between the consideration received upon such disposition and the option exercise price.

Generally, if an optionee disposes of the common stock received on exercise of an ISO less than two years after the date the option was granted, or less than one year after the date the option was exercised, it is considered to be a "disqualifying disposition." At the time of such disqualifying disposition, the optionee will recognize ordinary income in an amount equal to the lesser of (i) the fair market value of the common stock on the date of exercise over the option exercise price, or (ii) the amount received for the common stock over the option exercise price. Any gain in excess of this amount will be taxed as capital gain.

To the extent that an optionee recognizes ordinary income by reason of a disqualifying disposition of common stock acquired upon the exercise of any ISO, Harris generally will be entitled to a corresponding business expense deduction in the fiscal year of Harris in which the disqualifying disposition occurs, subject to Section 162(m) of the Code. Different rules may apply if the optionee is a 10% shareholder of Harris.

Performance Shares and Restricted Stock. A holder of performance shares or restricted stock generally will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock (determined without regard to any restrictions other than those that by their terms never lapse) over the amount, if any, paid for the common stock on the earlier of the date on which (i) the common stock is no longer subject to a substantial risk of forfeiture, or (ii) is transferable (without the transferee being subject to a substantial risk of forfeiture). For purposes of determining the holder's income resulting from the receipt of the common stock, the fair market value will be determined as of that date.

In the alternative, if the holder files an election with the Internal Revenue Service pursuant to Section 83(b) of the Code within 30 days of the receipt of the common stock pursuant to an award of performance shares or restricted stock, the holder will be taxed in the year the common stock is received on the difference between the fair market value of the common stock at the time of receipt and the amount paid for the common stock, if any. This amount will be taxed as ordinary income. If shares with respect to which a Section 83(b) election has been made are later forfeited, the holder generally will be entitled to a capital loss only in an amount equal to the amount, if any, that the holder had paid for the forfeited shares, not the amount that the holder had recognized as income as a result of the Section 83(b) election. Subject to Section 162(m) of the Code, Harris is entitled to a business expense deduction that corresponds to the amount of ordinary income recognized by the holder in the fiscal year of Harris in which such ordinary income is recognized by the holder.

Stock Appreciation Rights. Generally, the holder of a stock appreciation right recognizes no income upon the grant of a SAR. Upon exercise, the holder will recognize as ordinary income the excess of the value of the SAR on the date of exercise over the value as of the date of grant. Subject to Section 162(m) of the Code, Harris is entitled to a business expense deduction that corresponds to the amount of ordinary income recognized by the holder in the fiscal year of Harris in which the SAR is exercised.

The foregoing is only a summary of the effect of federal income taxation upon participants and Harris with respect to the grant and/or exercise of options and awards under the 2000 Plan. It does not purport to be complete and does not discuss the tax consequences arising in the context of the participant's death or the income tax laws of any municipality, state, or foreign country in which the participant's income or gain may be taxable.

New Plan Benefits

Because benefits under the 2000 Plan will depend upon the committee's or the board's action and the fair market value of common stock at future dates, it is not possible to determine the benefits that will be received by directors, executive officers, and other employees if the 2000 Plan is approved by the shareholders. No grants have been made under the 2000 Plan. As of Septem-

ber 1, 2000, the closing price of Harris' common stock was $30.50.

Vote Required and Related Matters

The affirmative vote of the holders of a majority of shares of common stock of Harris present or represented at the Annual Meeting is required to approve the adoption of the Harris Corporation 2000 Stock Incentive Plan. Unless otherwise instructed, proxies which are returned will be voted in favor of the proposal.

The Board of Directors Recommendation

Our board of directors recommends that you vote FOR the proposal to approve the Harris Corporation 2000 Stock Incentive Plan.

PROPOSAL 3: REAPPROVAL OF THE HARRIS CORPORATION ANNUAL INCENTIVE PLAN

The Harris Corporation Annual Incentive Plan was first adopted by the board of directors and approved by the shareholders of Harris in 1995. The Annual Incentive Plan is intended to promote the growth and performance of Harris by linking a portion of the total compensation for certain key employees to the attainment of applicable financial objectives. The Annual Incentive Plan has the further purpose of fulfilling Harris' objective of offering a competitive total compensation package to its employees, thus enabling Harris to attract and retain employees of high caliber and ability. The board of directors has decided to seek shareholder reapproval of the Annual Incentive Plan so that compensation payable pursuant to the Annual Incentive Plan can qualify for tax deductibility under Section 162 (m) of the Code. Section 162(m) requires that shareholder approval of the material terms of the Annual Incentive Plan be obtained every five years. Harris is seeking such approval at this Annual Meeting.

As explained above in "Proposal 2: Approval of the Harris Corporation 2000 Stock Incentive Plan," Section 162 (m) generally limits to $1 million per year the federal income tax deduction for compensation paid by a public company to certain officers. This $1 million per year limit does not apply to compensation that qualifies as "performance-based compensation" under regulations adopted under the Code.

If shareholder approval is not received at this Annual Meeting, the Annual Incentive Plan will remain effective until further amended. In such case, Harris has made no determination as to what action it might take with respect to the "covered employees."

Except for an amendment to the "change of control" definition, there have been no changes to the Annual Incentive Plan since its initial adoption by the board of directors and approval by our shareholders in 1995.

Summary of Certain Terms of the Harris Corporation Annual Incentive Plan

The following summary of the principal features of the Annual Incentive Plan is subject to the complete terms of the Annual Incentive Plan, a copy of which is attached to this proxy statement as Exhibit B.

Eligible Participants. All salaried employees of Harris, its subsidiaries and affiliates are eligible to be selected to participate in the Annual Incentive Plan. Currently, approximately 200 employees participate.

Administration. With respect to the Chief Executive Officer and President, the Annual Incentive Plan is administered by the outside directors of the board of directors, and with respect to the other executive officers of Harris, the Annual Incentive Plan is administered by the Management Development and Compensation Committee. With respect to participants who are not executive officers, the Annual Incentive Plan is administered by the Board, the Management Development and Compensation Committee, or the Chief Executive Officer. For purposes of this section, the term "Committee" refers to the outside directors of the Board, the Management Development and Compensation Committee, or the Chief Executive Officer, as applicable to the particular plan participant.

Performance Goals and Awards. Pursuant to the Annual Incentive Plan, the Committee establishes a "target annual incentive award" for each participant for the plan year and selects performance goals for the participants from among the following measurements: Harris' revenue, earnings per share, net income, return on equity, return on capital, return on assets, total stockholder return or cash flow, or any combination thereof. For each plan year, the Committee also establishes a formula or matrix prescribing the extent to which a participant's target annual incentive award may be earned based upon the degree of achievement of such performance goal or goals. The maximum amount of an actual annual incentive award that may be awarded to a participant may not exceed 200% of the target annual incentive award. The Committee may determine that the annual incentive award payable to any participant will be based upon the attainment of performance goals comparable to those specified above, but in whole or in part applied to the results of a subsidiary, business unit, division or sector of Harris for which such participant has substantial management responsibility. Except in the case of executive officers of Harris, the Committee may also designate any other factor or factors to serve as performance goals.

Each executive officer's target annual incentive award and performance goal or goals for a plan year will be established by the Committee within the time period allowed therefor by the Code and will not thereafter be changed. A target annual incentive award payable to an executive officer may be reduced (but not increased) by the Committee in its sole discretion, and in any event will not exceed $2,000,000 for any plan year.

Adjustments. The Committee has authority to make adjustments in the method of calculating achievement of performance goals in recognition of the effects of changes in accounting standards or methods and unusual or nonrecurring events that would have the effect of reducing annual incentive awards otherwise payable under the Annual Incentive Plan, provided such adjustments are made in a manner consistent with Section 162(m) and the regulations promulgated thereunder and further provided, that no such adjustment shall impair the rights of any participant without his or her consent.

Payment. Benefits or amounts that will be received by or allocated to participants in the Annual Incentive Plan are not determinable until the completion of each plan year. The Committee does permit partial payments to participants based upon quarterly results, but the final payments are determined after completion of a plan year.

Change in Control. In the event of a "change in control" of Harris, then Harris shall as promptly as practicable pay any annual incentive awards to participants. The payment to each such participant shall be in an amount not less than the target annual incentive award as originally approved for the fiscal year, notwithstanding actual results or any changes or modifications occurring after any such change in control.

A change in control generally is deemed to occur if (i) any person becomes the owner, directly or indirectly, of at least 20% of Harris' voting securities; (ii) individuals who, on July 1, 1996, constituted the board of directors (the "Incumbent Directors") cease for any reason to constitute at least a majority of the board of directors (provided that any person who subsequently becomes a director and is approved by a vote of at least two-thirds of the directors then comprising the Incumbent Directors shall be considered as though such person were an Incumbent Director); (iii) a merger, consolidation, share exchange or similar transaction is consummated, unless immediately after such transaction (a) more than 80% of the total voting power of the publicly traded company resulting therefrom is represented by shares that were Harris voting securities immediately prior thereto and such voting power is in substantially the same proportion as the Harris voting securities immediately prior to such merger, consolidation, share exchange or similar transaction, (b) no person becomes the owner of 20% of the voting securities of the corporation resulting from such transaction, and (c) at least a majority of the members of the board of the corporation resulting from such transaction were Incumbent Directors at the time of the board's approval of such transaction; or (iv) the shareholders of Harris approve a plan of complete liquidation or dissolution of Harris or the sale or other disposition of all or substantially all of the assets of Harris.

Amendment. The board of directors or the Management Development and Compensation Committee may amend, suspend, or terminate the Annual Incentive Plan at any time provided that no such termination or amendment may alter a participant's right to receive a distribution previously earned by such participant under the Annual Incentive Plan.

Current Payments

The table below shows the dollar amounts that were received under the Annual Incentive Plan for fiscal 2000 (1) by each of the current executive officers named in the summary compensation table, (2) by all current executive officers as a group (including the named executive officers), and (3) by all employees (other than executive officers) as a group.

Name	Fiscal Year 2000 Payment under Annual Incentive Plan
P. W. Farmer	$ 662,340
R. L. Ballantyne	$ 124,189
N. E. Heldreth	$ 124,189
R. K. Henry	$ 159,924
B. R. Roub	$ 235,959
All current executive officers as a group	$1,564,913
All employees (other than executive officers) as a group	$5,275,596

Vote Required and Related Matters

The affirmative vote of the holders of a majority of shares of common stock of Harris present or represented at the Annual Meeting is required to reapprove the Harris Corporation Annual Incentive Plan. Unless otherwise instructed, proxies which are returned will be voted in favor of the proposal.

The Board of Directors Recommendation

Our board of directors recommends that you vote FOR the proposal to reapprove the Harris Corporation Annual Incentive Plan.

PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The board of directors has appointed Ernst & Young LLP, independent public accountants, to audit our books and accounts for the fiscal year ending June 30, 2001.

Although applicable law does not require shareholder ratification of the appointment, the board has decided to ascertain the position of shareholders on the appointment. We expect that a representative of Ernst & Young LLP will be present at the meeting to respond to appropriate questions of shareholders and to make a statement if he or she desires to do so.

Recommendation Regarding Proposal 4

Our board of directors recommends that you vote FOR ratification of the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending June 30, 2001.

SHAREHOLDER PROPOSALS FOR THE 2001 ANNUAL MEETING

Pursuant to applicable requirements of the Securities Exchange Act, in order to be considered for inclusion in our proxy statement for the 2001 Annual Meeting, we must receive any proposals that shareholders wish to present no later than May 21, 2001.

In addition, our By-Laws provide that for any shareholder proposal or director nomination to be properly presented at the 2001 Annual Meeting, we must receive notice of the matter not less than 90 nor more than 120 days prior to October 27, 2001. To be timely, the notice for the 2001 Annual Meeting of Shareholders must be received by our Corporate Secretary no earlier than June 29, 2001 and no later than July 29, 2001. Each notice of nomination must contain the name and address of the shareholder who intends to make the nomination; the name, address and written consent of the nominee and any other nominee information as would be required to be disclosed in a proxy solicitation. You may obtain a copy of the By-Laws upon written request to our Corporate Secretary.

Our Corporate Governance Committee will consider shareholders' nominees for the board of directors and shareholder proposals submitted for the meeting. A nomination or proposal that does not supply adequate information about the nominee or proposal, and the shareholder making the nomination or proposal, will be disregarded. You should address all nominations or proposals to:

Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

DISCRETIONARY VOTING ON OTHER MATTERS

Except for the matters described in this proxy statement, the board of directors is not aware of any matter that will or may be presented at the Annual Meeting. If any other matter is properly brought before the Annual Meeting, the persons named in the proxy card intend to vote the shares to which we have received proxies in accordance with their best judgment.

Melbourne, Florida
September 15, 2000

By Order of the Board of Directors
Richard L. Ballantyne
Corporate Secretary

Exhibit A

HARRIS CORPORATION 2000 STOCK INCENTIVE PLAN

1. Purpose of the Plan.

The purpose of the Harris Corporation 2000 Stock Incentive Plan is to promote the long-term growth and performance of Harris Corporation and its Affiliates and to increase shareholder value by providing long-term incentive awards to officers, directors, employees, and consultants. The Plan is designed to: (i) encourage stock ownership by Participants to further align their interest with other shareholders in increasing the value of the Corporation; and (ii) assist in the attraction and retention of outstanding individuals by awarding performance-based stock awards, restricted stock, stock options, stock appreciation rights and/or other stock-based awards.

2. Definitions.

The following definitions are applicable to the Plan:

"Affiliate" means any entity that is directly or indirectly controlled by the Corporation or any entity in which the Corporation has a significant ownership interest, as determined by the Board Committee.

"Award" means the grant of Options, Performance Shares, Restricted Stock, Stock Appreciation Rights or other Share-based awards under the Plan.

"Award Agreement" means any written or electronic agreement between the Corporation and a Participant or other instrument or document evidencing the terms and conditions of an Award and includes any Performance Share Award Agreement, Restricted Stock Award Agreement, Stock Option Agreement and Stock Appreciation Rights Agreement. An Award Agreement may, but need not be required to be signed by a Participant.

"Board" means the Board of Directors of the Corporation.

"Board Committee" means a committee of the Board designated by the Board to administer the Plan which shall be comprised solely of Outside Directors and which shall satisfy any applicable legal requirements, including the requirements of Rule 16b-3 promulgated by the Commission under the Securities Exchange Act of 1934, as amended from time to time, or under any successor rule adopted by the Commission and Section 162(m) of the Code, and to the extent the Board Committee delegates authority to one or more individuals in accordance with the Plan, such individual(s).

"Change of Control" shall have the meaning set forth in Section 11 of the Plan.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder. A reference to any provision of the Code shall include references to any successor provision of the Code.

"Commission" means the Securities and Exchange Commission or any successor thereto.

"Common Stock" means the common stock of the Corporation, $1.00 par value per share, or such other class of shares or securities as to which the Plan may be applicable pursuant to Section 3.2 of the Plan.

"Consultant" means any person, including an advisor, engaged by the Corporation or a Subsidiary to render services to such entity, or any person who is an advisor, director, or consultant of an Affiliate.

"Corporation" means Harris Corporation, a Delaware corporation.

"Director" means a member of the Board.

“Employee” means a regular, full-time or part-time employee of the Corporation, any Subsidiary or any Affiliate, including any Executive Officers (whether or not a Director), who is treated as an employee in the personnel records of the Corporation or its Subsidiaries or Affiliates for the relevant period, but shall exclude individuals who are classified by the Corporation, its Subsidiaries, or Affiliates as (i) leased or otherwise employed by a third party; (ii) independent contractors; or (iii) intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation, or otherwise.

“Executive Officer” means any Participant the Board has designated as an executive officer of the Corporation for purposes of reporting under Section 16 of the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto.

“Fair Market Value” means the closing price of the Common Stock as reported on the New York Stock Exchange consolidated transactions reporting system on the applicable date or, if no such closing price is available on such date, on the preceding day upon which such closing price is available, or if the Common Stock is not traded on the New York Stock Exchange, the closing price of the Common Stock as quoted on the NASDAQ or national stock exchange on which the Common Stock is traded, as reported by such source as the Board Committee shall determine.

“Grant Date” means the date on which the grant of an Award hereunder becomes effective pursuant to the terms of the related Award or such other date selected by the Board or Board Committee, from time to time, upon which Awards are granted to Participants pursuant to the Plan.

“Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

“Non-employee Director” means a member of the Board who is not an Employee.

“Non-qualified Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

“Option” means an option to purchase shares of Common Stock granted under Sections 7.1 or 10.1 hereof. Options granted under the Plan may be Incentive Stock Options or Non-qualified Stock Options.

“Option Price” means the purchase price of each share of Common Stock under an Option.

“Outside Director” means a Director who is not an Employee and who qualifies as (i) a “non-employee director” under Rule 16b-3(b)(3) under the Securities Exchange Act of 1934, as amended from time to time, and (ii) an “outside director” under Section 162(m) of the Code.

“Participant” means any Employee or Consultant designated to receive an Award under the Plan or any Director receiving an Award under Section 10 of the Plan.

“Performance Goal” means a written pre-established goal based upon any of the following criteria: the Corporation’s revenue, earnings per share of Common Stock, net income, return on equity, return on capital, return on assets, total shareholder return or cash flow, or any combination thereof.

“Performance Period” means the period of time established by the Board Committee for achievement of certain objectives under Section 5.1 hereof.

“Performance Share” means any Award granted under Section 5.1 of the Plan.

“Permitted Transferee” shall have the meaning set forth in Section 7.4 of the Plan.

“Plan” means this Harris Corporation 2000 Stock Incentive Plan, as hereinafter amended from time to time.

“Prior Plan” shall mean the Harris Corporation Stock Incentive Plan, as in effect on the effective date of the Plan.

“Restriction Period” means the period of time established by the Board or Board Committee during which certain restrictions as to vesting and as to the sale or other disposition of Shares awarded under the Plan remain in effect under Section 6.1 hereof.

“Restricted Stock” means any Award granted under Section 6.1 of the Plan.

“Share Award” means any Award granted under Section 9 of the Plan.

“Shares” means shares of Common Stock, subject to adjustments made under Section 3.2 or by operation of law.

“Stock Appreciation Rights” or **“SARs”** means the right to receive a cash payment or Shares from the Corporation equal to the excess of the Fair Market Value of a stated number of Shares of Common Stock at the exercise date over a fixed price for such Shares which is granted under Section 8.1 of the Plan.

“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing as defined in Section 424(f) of the Code.

“Substitute Awards” means Awards granted in assumption of, or in substitution for outstanding awards previously granted by a company acquired by the Corporation or with which the Corporation combines.

“Units” means units under share-based Awards that are payable solely in cash, determined by reference to the number of Shares by which the share-based award is measured.

3. **Shares and Units Subject to Plan.**

3.1 *Shares Available for Awards.*

(a) *Shares Available.* Subject to adjustment as provided in Section 3.2 of the Plan, the maximum aggregate number of Shares with respect to which Awards may be granted under the Plan is Ten Million (10,000,000) Shares; provided that no more than Three Million (3,000,000) of these Shares shall be available for issuance pursuant to Incentive Stock Options under the Plan. Shares to be issued pursuant to the Plan may be authorized and unissued Shares, treasury Shares, or any combination thereof.

(b) *Limits on Performance Share Awards, Restricted Stock Awards and Other Share Awards.* Subject to adjustment as set forth in Section 3.2 of the Plan, the maximum aggregate number of Shares that may be granted under the Plan in the form of Performance Share Awards, Restricted Stock Awards, or other Share Awards, shall not exceed Two Million Five Hundred Thousand (2,500,000) Shares.

(c) *Reissue of Shares and Units.* Subject to Section 8.2 of the Plan, if any Shares or Units subject to an Award hereunder are forfeited or any such Award otherwise terminates without the issuance of such Shares or Units to a Participant, or becomes unexercisable without having been exercised in full, such Shares or Units, to the extent of any such forfeiture, or termination, shall be available for future grant under the Plan. In addition to the Shares authorized in Section 3.1(a) above, Shares of Common Stock that are forfeited under the Prior Plan or Awards underlying options that are forfeited or not exercised or for any other reason not issued or paid under the Prior Plan, shall be available for issuance under the Plan. Shares that are tendered, whether by physical delivery o by attestation, to the Corporation by a Participant as full or partial payment of the exercise price of any Award or in payment of any applicable withholding for federal, state, city, local, or foreign taxes incurred in connection wit the exercise or earning of any Award under the Plan or under the Prior Plan shall become available for future grant under the Plan.

(d) *Substitute Awards.* Any Common Stock or Award issued by the Corporation through the assumption or substitution of outstanding grants from a corporation or entity acquired by or combined with the Corporation shall not reduce the Shares available for Awards under the Plan.

3.2 *Adjustments.* Subject to Section 12 hereof, the maximum aggregate number of Shares which may be awarded under the Plan, the number of Shares subject to outstanding Awards and the grant, exercise price, fixed price or Option Price may be adjusted by the Board Committee to reflect a change in

the capitalization of the Corporation, including but not limited to, a stock dividend or split, reverse stock split, repurchase, rights offering, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, spin-off, spin-out or other distribution of assets to shareholders or other similar corporate transaction or event; provided that the number and price of shares subject to outstanding Options granted to Non-employee Directors pursuant to Section 10 hereof and the number of shares subject to future Options to be granted pursuant to Section 10 shall be subject to adjustment only as determined by the Board. To the extent deemed equitable and appropriate by the Board, subject to any required action by shareholders, in any merger, consolidation or reorganization, liquidation, or dissolution, any Award shall pertain to the securities or other property which a holder of the number of Shares covered by the Award would have been entitled to receive in connection with such event.

4. **Administration of Plan; Eligibility.**

4.1 *Administration by the Board and Board Committee.*

(a) *Powers of Board Committee; Discretion.* The Plan shall be administered by the Board Committee; provided, however, that the Board shall administer the Plan as it relates to the terms, conditions and grants of Awards to Directors and the Chief Executive Officer and President. The Board Committee shall be responsible fo the administration of the Plan including, without limitation, determining (i) which individuals shall receive Awar (ii) the types of Awards to be made under the Plan, (iii) the number of Shares underlying Awards, and (iv) the other terms and conditions of such Awards. Determinations by the Board Committee under the Plan, including, without limitation, determinations of the Participants, the form, amount, and timing of Awards, the terms and provisions of Awards and the Award Agreements evidencing Awards, need not be uniform and may be made selectively among Participants who receive or are eligible to receive Awards.

The Board Committee shall have the full power, discretion and authority to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to prescribe the form of any Award Agreement or instrument executed in connection herewith, and to make all other determinations that it deems necessary or advisable for the administration of the Plan. All such interpretations, rules, regulations and determinations shall be conclusive and binding on all persons (including the Corporation and Participants) and for all purposes.

(b) *Board Authority.* If the Board Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Board Committee.

(c) *Delegation.* Notwithstanding any provision of the Plan to the contrary, the Board Committee may delegate some or all of its power and authority hereunder to the Chief Executive Officer or other senior members of management as the Board Committee deems appropriate; provided, however, that the Board Committee may not delegate its authority with regard to any Executive Officer or "covered employee" within the meaning of Section 162(m) of the Code.

4.2 *Eligibility.* Participants shall be selected, from time to time, by the Board or Board Committee from those Employees or Consultants who, in the opinion of the Board, Board Committee or senior management, have the capacity to contribute to the growth and performance of the Corporation. Incentive Stock Options may be granted only to Employees of the Corporation or any of its Subsidiaries.

5. **Performance Share Awards.**

5.1 *Awards.* Awards of Shares may be made, from time to time, to such Employees or Consultants as may be selected by the Board Committee. The release of such Shares to the Participant subject to such Awards shall be contingent upon (i) the degree of attainment of the applicable Performance Goals during the Performance Period relative to such objectives as shall be established by the Board Committee and (ii) the expiration of the Performance Period. The Board Committee may determine that Performance Goals for any Participant shall be based upon the attainment of performance goals similar to the

Performance Goals, but in whole or in part applied to the results of a business unit of the Corporation. Except as provided in Section 11 hereof and the Performance Share Award Agreement between the Participant and the Corporation, or as otherwise provided or determined by the Board Committee, Shares subject to such Awards under this Section 5.1 shall be released to the Participant only after the expiration of the relevant Performance Period. Each Award under this Section 5.1 shall be evidenced by a Performance Share Award Agreement between the Participant and the Corporation which shall specify the applicable Performance Goals, the Performance Period, any forfeiture conditions and such other terms and conditions as the Board Committee shall determine. The Board Committee shall determine a performance level under which the number of Shares earned may be less than, equal to, or greater than, the number of Shares awarded based upon the Corporation's performance. The Board Committee may adjust the Performance Goals to reflect significant unforeseen events; provided, however, that the Board Committee may not make any such adjustment with respect to any Award of Shares to an individual who is then a "covered employee" as defined pursuant to Section 162(m) of the Code if such adjustment would cause compensation pursuant to such Award of Shares to cease to be performance-based compensation under Section 162(m). Subject to adjustment pursuant to Section 3.2 of the Plan, in no event shall the number of Shares to be issued or credited to the Participant at the expiration of the Performance Period exceed 200% of the initial Award.

5.2 *Payouts.* Upon expiration of the Performance Period, the Corporation shall at its option, cause such Shares as to which a Participant is entitled either (i) to be issued by a certificate registered in the name of the Participant or his designee evidencing the Shares to which the Participant is entitled and release such Shares to the custody of the Participant or (ii) to be credited to an account for the benefit of the Participant maintained by the Corporation's stock transfer agent or its designee.

5.3 *Rights as Shareholders.* Subject to the provisions of the Performance Share Award Agreement between the Participant and the Corporation and unless otherwise provided or determined by the Board Committee, during the Performance Period Participants may exercise full voting rights with respect to all Shares awarded under Section 5.1 hereof and shall be entitled to receive dividends and other distributions paid with respect to those Shares.

5.4 *Transferability of Shares.* Shares awarded under Section 5.1 of the Plan shall not be sold, exchanged, assigned, transferred, pledged, hypothecated or otherwise disposed of until such Shares have been issued or credited to the Participant.

5.5 *Termination of Employment.* If a Participant ceases to be an Employee or Consultant, the number of Shares subject of the Award, if any, to which the Participant shall be entitled shall be determined in accordance with the Performance Share Award Agreement between the Participant and the Corporation. All remaining Shares as to which the Participant may not be entitled shall be forfeited subject to such exceptions, if any, authorized by the Board Committee.

5.6 *Transfer of Employment.* If a Participant transfers employment from one business unit of the Corporation or any of its Subsidiaries or Affiliates to another business unit during a Performance Period, such Participant shall be eligible to receive such number of Shares as the Board Committee may determine based upon such factors as the Board Committee in its sole discretion may deem appropriate.

5.7 *Individual Share Limitation.* Subject to adjustment pursuant to Section 3.2 of the Plan, the number of Shares for which a Performance Share Award may be granted to any Participant who is an Executive Officer shall not exceed 100,000 Shares in any fiscal year.

6. **Restricted Stock Awards.**

6.1 *Awards.* Awards of Shares subject to such restrictions as to vesting and otherwise as the Board Committee shall determine, may be made, from time to time, to such Employees or Consultants as may be selected by the Board Committee. The Board Committee may in its sole discretion at the time of the Award or at any time thereafter provide for the early vesting of such Award prior to the expiration of the Restriction Period. Each Award under this Section 6.1 shall be evidenced by a Restricted Stock Award

Agreement between the Participant and the Corporation which shall specify the vesting schedule, any rights of acceleration, any forfeiture conditions, and such other terms and conditions as the Board Committee shall determine.

6.2 *Payouts.* Upon expiration of the Restriction Period, the Corporation shall at its option, cause such Shares as to which a Participant is entitled either (i) to be issued by a stock certificate registered in the name of the Participant or his designee and release such Shares to the custody of the Participant or (ii) to be credited to an account for the benefit of the Participant maintained by the Corporation's stock transfer agent or its designee.

6.3 *Rights as Shareholders.* Subject to the provisions of the Restricted Stock Award Agreement between the Participant and the Corporation and unless otherwise provided or determined by the Board Committee, during the Restriction Period Participants may exercise full voting rights with respect to all Shares awarded under Section 6.1 hereof and shall be entitled to receive dividends and other distributions paid with respect to those Shares.

6.4 *Transferability of Shares.* Shares awarded under Section 6.1 of the Plan shall not be sold, exchanged, assigned, transferred, pledged, hypothecated or otherwise disposed of until such Shares have been issued or credited to the Participant.

6.5 *Termination of Employment.* If a Participant ceases to be an Employee or Consultant, the number of Shares subject of the Award, if any, to which the Participant shall be entitled shall be determined in accordance with the Restricted Stock Award Agreement between the Participant and the Corporation. All remaining Shares as to which restrictions apply at the date of termination of employment or consultancy shall be forfeited subject to such exceptions, if any, authorized by the Board Committee.

7. **Stock Options.**

7.1 *Option Grants.* Options may be granted, from time to time, to such Employees or Consultants as may be selected by the Board Committee. The Option Price shall be determined by the Board Committee effective on the Grant Date; *provided*, *however*, that except in the case of Substitute Awards, such price shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. The number of Shares subject to each Option granted to each Participant, the terms of each Option, and any other terms and conditions of an Option granted hereunder shall be determined by the Board Committee, in its sole discretion, effective on the Grant Date; provided, however, that no Option shall be exercisable any later than ten (10) years from the Grant Date. Each Option shall be evidenced by a Stock Option Agreement between the Participant and the Corporation which shall specify the type of Option granted, the Option Price, the term of the Option, the number of Shares to which the Option pertains, the conditions upon which the Option becomes exercisable and such other terms and conditions as the Board Committee shall determine.

7.2 *Payment of Option Price.* No Shares shall be issued upon exercise of an Option until full payment of the Option Price by the Participant. Upon exercise, the Option Price may be paid by (i) delivery of cash and/or in Shares having a Fair Market Value equal to the Option Price or (ii) if permitted by the Board Committee, by directing the Corporation to retain Shares otherwise issuable to the Participant under the Plan.

7.3 *Rights as Shareholders.* Participants shall not have any of the rights of a shareholder with respect to any Shares subject to an Option, unless and until such Shares have been issued upon the proper exercise of such Option.

7.4 *Transferability of Options.* Except as permitted by this Section 7.4, Options granted under the Plan may not be sold, transferred, pledged, assigned, hypothecated or otherwise disposed of other than by will or by the laws of descent and distribution. The Board Committee may, in its discretion, authorize all or a portion of the Options to be granted to a Participant (other than Incentive Stock Options) to be on terms which permit transfer by such Participant to (i) immediate family members of the Participant or to a trust, partnership or limited liability company for the benefit of such immediate family members,

(ii) pursuant to domestic relations orders referred to in Rule 16a-12 under the Securities Exchange Act of 1934, as amended from time to time, and (iii) to other transferees permitted by the Board Committee in its discretion (such transferees of a Participant are referred to as "*Permitted Transferees*") provided that (A) there may be no payment of consideration (other than release of marital rights) for any such transfer, (B) the Stock Option Agreement shall specifically provide for transferability in a manner consistent with this Section, and (C) subsequent transfers of transferred Options shall be prohibited except without consideration for such transfer to the Participant or a Permitted Transferee of the Participant. Following transfer, Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer; the Participant shall remain subject to applicable tax withholding; the events of termination of employment of a Participant shall continue to be applied with respect to the Permitted Transferee; and all other terms of the Option shall remain unchanged. All Options granted to a Participant under the Plan shall be exercisable during the lifetime of such Participant only by such Participant, his agent, guardian or attorney-in-fact or by a Permitted Transferee.

7.5 *Termination of Employment.* If a Participant ceases to be an Employee or Consultant, whether the Options granted hereunder shall be exercisable or not and the other applicable terms and conditions shall be determined in accordance with the Stock Option Agreement between the Participant and the Corporation.

7.6 *Individual Share Limitation.* Subject to adjustment pursuant to Section 3.2 of the Plan, the number of Shares for which Options may be granted to any Participant who is an Executive Officer shall not exceed 750,000 Shares over any continuous five-year period, including issuances under the Prior Plan.

7.7 *Limits on Incentive Stock Options.* Notwithstanding the designation of an Option as an Incentive Stock Option, to the extent the aggregate Option Price of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year exceeds $100,000 (or such other amount as determined under the Code), such Options shall be treated as Non-qualified Stock Options.

7.8 *Limits on Option Repricing.* Other than in connection with a change in the Corporation's capitalization (as set forth in Section 3.2), Options may not be repriced, replaced, regranted through cancellation or modified without shareholder approval if the effect of such repricing, replacement or regrant or modification would be to reduce the Option Price of such Options.

8. **Stock Appreciation Rights.**

8.1 *SAR Grants.* Stock Appreciation Rights may be granted, from time to time, to such Employees or Consultants as may be selected by the Board Committee. SARs may be granted at the discretion of the Board Committee either (i) in connection with an Option or (ii) independent of an Option. The price from which appreciation shall be computed shall be established by the Board Committee at the Grant Date; *provided, however,* that such price shall not be less than one hundred percent (100%) of the Fair Market Value of the number of Shares subject of the grant on the Grant Date. In the event the SAR is granted in connection with an Option, the fixed price from which appreciation shall be computed shall be the Option Price. Each grant of a SAR shall be evidenced by a Stock Appreciation Rights Agreement between the Participant and the Corporation which shall specify the type of SAR granted, the number of SARs, the conditions upon which the SARs vest and such other terms and conditions as the Board Committee shall determine. In no event shall a SAR be exercisable any later than ten (10) years from the Grant Date.

8.2 *Exercise of SARs.* SARs may be exercised upon such terms and conditions as the Board Committee shall determine; *provided, however,* that SARs granted in connection with Options may be exercised only to the extent the related Options are then exercisable. Notwithstanding Section 3.1 hereof, upon exercise of a SAR granted in connection with an Option as to all or some of the Shares subject of such Award, the related Option shall be automatically canceled to the extent of the number of Shares subject of the exercise, and such Shares shall no longer be available for grant hereunder. Conversely, if the related Option is exercised as to some or all of the Shares subject of such Award, the related SAR shall

automatically be canceled to the extent of the number of Shares of the exercise, and such Shares shall no longer be available for grant hereunder.

8.3 *Payment upon Exercise.* Upon exercise of a SAR, the holder shall be paid in cash and/or Shares as set forth in the Stock Appreciation Rights Agreement, the excess of the Fair Market Value of the number of Shares subject of the exercise over the fixed price, which in the case of a SAR granted in connection with an Option shall be the Option Price for such Shares.

8.4 *Rights of Shareholders.* Participants shall not have any of the rights of a shareholder with respect to any Options granted in connection with a SAR until Shares have been issued upon the proper exercise of an Option.

8.5 *Transferability of SARs.* Except as permitted by this Section 8.5, SARs granted under the Plan may not be sold, transferred, pledged, assigned, hypothecated or otherwise disposed of other than by will or by the laws of descent and distribution. The Board Committee may, in its discretion, authorize all or a portion of the SARs to be granted to a Participant to be on terms which permit transfer by such Participant to Permitted Transferees provided that (A) there may be no payment of consideration (other than release of marital rights) for any such transfer, (B) the Stock Appreciation Rights Agreement shall specifically provide for transferability in a manner consistent with this Section, and (C) subsequent transfers of transferred SARs shall be prohibited except without consideration for such transfer to the Participant or a Permitted Transferee of the Participant. Following transfer, SARs shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer; the Participant shall remain subject to applicable tax withholding; the events of termination of employment of a Participant shall continue to be applied with respect to the Permitted Transferee; and all other terms of the SARs shall remain unchanged. All SARs granted to a Participant under the Plan shall be exercisable during the lifetime of such Participant only by such Participant, his agent, guardian, or attorney-in-fact or by a Permitted Transferee.

8.6 *Termination of Employment.* If a Participant ceases to be an Employee or Consultant, whether SARs granted hereunder shall be exercisable or not and the other applicable terms and conditions shall be determined in accordance with the Stock Appreciation Rights Agreement between the Participant and the Corporation.

8.7 *Individual Share Limitation.* Subject to adjustment pursuant to Section 3.2 of the Plan, the number of Shares for which SARs may be granted to any Participant who is an Executive Officer shall not exceed 750,000 Shares over any continuous five-year period.

9. **Other Share-Based Awards.**

Awards of Shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, Shares (including, but not limited to, phantom stock or Units, performance units, bonus stock or similar securities or rights), may be made, from time to time, to such Employees or Consultants as may be selected by the Board Committee. Such Awards may be made alone or in addition to or in connection with any other Award hereunder. The Board Committee may in its sole discretion determine the terms and conditions of any such Award. Each such Award shall be evidenced by an agreement between the Participant and the Corporation which shall specify the number of Shares subject of the Award, any consideration therefor, any vesting or performance requirements and such other terms and conditions as the Board Committee shall determine. The number of shares or Units subject of any Awards under this Section 9 which may be granted to a Participant who is an Executive Officer shall not exceed 100,000 Shares or Units, as the case may be, in any fiscal year, subject to adjustment as set forth in Section 3.2.

10. **Non-employee Directors' Options.**

10.1 *Grants.* (a) *Initial Grants.* Each Non-employee Director who is first elected or appointed to the Board shall automatically, subject to adjustment pursuant to Section 3.2 of the Plan, be granted on the

date of such election or appointment an Option to purchase 2,000 Shares. All such Options shall be Non-qualified Stock Options. The Option Price shall be one hundred percent (100%) of the Fair Market Value of the Shares on the Grant Date.

(b) *Annual Options Grants.* On the date of the 2000 Annual Meeting of Shareholders and on the date of each Annual Meeting of Shareholders of the Corporation thereafter, each Non-employee Director shall, subject to adjustment pursuant to Section 3.2 of the Plan, automatically be granted an Option to purchase 2,000 Shares. All such Options shall be Non-qualified Stock Options. The Option Price shall be one hundred percent (100%) of the Fair Market Value of the Shares on the Grant Date.

10.2 *Exercise of Options.* (a) *Vesting.* Except as set forth in this Section 10, fifty percent (50%) of the total number of Shares subject of an Option granted to a Non-employee Director shall become exercisable on the first anniversary of the date of grant of the year in which the option is granted and twenty-five percent (25%) on the anniversary date of each of the next two succeeding years. The right to purchase Shares which have become exercisable shall be cumulative during the term of the Option. Any Option granted to Non-employee Directors that has been outstanding for more than one (1) year shall immediately become exercisable in full in the event of a Change of Control.

(b) *Termination of Service.* In the event a Non-employee Director to whom an Option under this Section 10 has been granted shall cease to be a Director (other than by reason of death) each such Option granted under this Section 10 may be exercised during the period following such cessation of service in accordance with its terms provided that in no event shall the Option be exercisable more than ten (10) years after the date of grant.

(c) *Death.* In the event of the death of a Non-employee Director, all Options held by such Non-employee Director shall immediately become fully vested and exercisable and shall be exercisable only within the twelve (12) month period following the date of death. Such Options shall be exercisable only by the executor or administrator of the Non-employee Director’s estate or by the person or persons to whom the Non-employee Director’s rights under the Option shall pass by the Non-employee Director’s will or the laws of descent and distribution, provided that in no event shall the Option be exercisable more than ten (10) years after the date of grant.

10.3 *Payment of Option Price.* No Shares shall be issued upon exercise of an Option until full payment of the Option Price therefor by the Non-employee Director. Payment for the Shares may be paid in whole or in part by (i) delivery of cash and/or in Shares having a Fair Market Value equal to the Option Price or (ii) directing the Corporation to retain Shares otherwise issuable to the Participant under the Plan.

10.4 *Rights as Shareholder.* Participants shall not have any of the rights of a Shareholder with respect to any Shares subject to an Option until such Shares have been issued upon the proper exercise of such Option.

11. **Change of Control.**

11.1 *Definition of Change of Control.* For purposes hereof, a “change of control” shall be deemed to have occurred if:

(i) any “person” (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the “Exchange Act”) and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation’s then outstanding securities eligible to vote for the election of the Board (the “Corporation Voting Securities”); *provided, however,* that the event described in this paragraph (i) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions: (a) by the Corporation or any Subsidiary, (b) by any employee benefit plan sponsored or maintained by the Corporation or any Subsidiary, (c) by any underwriter temporarily holding securities pursuant

to an offering of such securities, or (d) pursuant to a Non-Control Transaction (as defined in paragraph (iii));

(ii) individuals who, on July 1, 2000, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to July 1, 2000, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors who remain on the Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director, without objection to such nomination) shall also be deemed to be an Incumbent Director; *provided, however,* that no individual initially elected or nominated as a director of the Corporation as a result of an actual or threatened election contest with respect to directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board of Directors shall be deemed to be an Incumbent Director;

(iii) the consummation of a merger, consolidation, share exchange or similar form of corporate reorganization of the Corporation or any such type of transaction involving the Corporation or any of its Subsidiaries that requires the approval of the Corporation's stockholders (whether for such transaction or the issuance of securities in the transaction or otherwise) (a "Business Combination"), unless immediately following such Business Combination: (a) more than 80% of the total voting power of the corporation resulting from such Business Combination (including, without limitation, any corporation which directly or indirectly has beneficial ownership of 100% of the Corporation Voting Securities) eligible to elect directors of such corporation is represented by shares that were Corporation Voting Securities immediately prior to such Business Combination (either by remaining outstanding or being converted), and such voting power is in substantially the same proportion as the voting power of such Corporation Voting Securities immediately prior to the Business Combination, (b) no person (other than any publicly traded holding Corporation resulting from such Business Combination, any employee benefit plan sponsored or maintained by the Corporation (or the corporation resulting from such Business Combination)) becomes the beneficial owner, directly or indirectly, of 20% or more of the total voting power of the outstanding voting securities eligible to elect directors of the corporation resulting from such Business Combination, and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies the conditions specified in (a), (b) and (c) shall be deemed to be a "Non-Control Transaction"); or

(iv) the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or the direct or indirect sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries.

Notwithstanding the foregoing, a "change of control" of the Corporation shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the Corporation Voting Securities as a result of the acquisition of Corporation Voting Securities by the Corporation which reduces the number of Corporation Voting Securities outstanding; *provided, that* if after such acquisition by the Corporation such person becomes the beneficial owner of additional Corporation Voting Securities that increases the percentage of outstanding Corporation Voting Securities beneficially owned by such person, a "change of control" of the Corporation shall then occur.

11.2 *Acceleration of Benefits.* In the event of a "change of control" of the Corporation, all outstanding Awards shall be paid in such manner and in such amounts as determined by the Board Committee in its sole discretion at the time such Awards are made.

12. **Amendment or Termination of Plan.**

(a) *Amendment or Termination of Plan.* Until such time as a "change of control" shall have occurred, the Board may amend, suspend or terminate the Plan or any part thereof from time to time, provided that no change may be made which would adversely impair the rights of a Participant whom has

received an Award without the consent of said Participant. The Board may not increase the aggregate number of Shares which may be issued under the Plan (other than an increase reflecting a change in capitalization of the Corporation), without the approval of the shareholders of the Corporation, nor may the Board amend the Plan without approval of the shareholders where the absence of such approval would cause the Plan to fail to comply with Rule 16b-3 under the Securities Exchange Act of 1934 and Section 162(m) of the Code. After a "change of control," the Board shall no longer have the power to amend, suspend or terminate the Plan or any part thereof.

(b) *Foreign Jurisdictions.* The Board or the Board Committee may also amend the Plan in such manner as may be necessary so as to have the Plan conform with local rules and regulations in any jurisdiction outside the United States.

13. **Miscellaneous.**

13.1 *Rights of Employees.* Nothing in the Plan shall interfere with or limit in any way the right of the Corporation or any of its Subsidiaries or Affiliates to terminate any Participant's employment at any time, nor confer upon any Participant any right to continued employment with the Corporation or any of its Subsidiaries or Affiliates.

13.2 *Withholding for Taxes.* The Corporation shall have the authority to withhold, or to require a Participant to remit to the Corporation, prior to issuance or delivery of any Shares or cash hereunder, an amount sufficient to satisfy federal, state and local tax or withholding requirements associated with any Award. In addition, the Corporation may, in its sole discretion, permit a Participant to satisfy any tax withholding requirements, in whole or in part, by (i) delivering to the Corporation Shares held by such Participant having a Fair Market Value equal to the amount of the tax or (ii) directing the Corporation to retain Shares otherwise issuable to the Participant under the Plan.

13.3 *Status of Awards.* Awards hereunder shall not be deemed compensation for purposes of computing benefits under any retirement plan of the Corporation or any of its Subsidiaries or Affiliates and shall not affect any benefits under any other benefit plan now or hereafter in effect under which the availability or amount of benefits is related to the level of compensation.

13.4 *Waiver of Restrictions.* The Board Committee may, in its sole discretion, based on such factors as the Board Committee may deem appropriate, waive in whole or in part, any remaining restrictions or vesting requirements in connection with any Award hereunder.

13.5 *Delegation to Management.* The Board Committee may delegate to one or more officers of the Corporation or a committee of officers the right to grant Awards hereunder to employees who are not Executive Officers or Directors of the Corporation and to cancel or suspend Awards to Employees or Consultants who are not Executive Officers or Directors of the Corporation.

13.6 *Adjustment of Awards.* Subject to Section 7.8 and Section 12, the Board Committee shall be authorized to make adjustments in the method of calculating attainment of Performance Goals or in the terms and conditions of other Awards in recognition of unusual or nonrecurring events affecting the Corporation or its financial statements or changes in applicable laws, regulations or accounting principles; provided, however, that no such adjustment shall adversely impair the rights of any Participant without his or her consent and that any such adjustments shall be made in a manner consistent with Section 162(m) of the Code. The Board Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry it into effect. In the event the Corporation shall assume outstanding employee benefit awards or the right or obligation to make future such awards in connection with the acquisition of another corporation or business entity, the Board Committee may, in its discretion, make such adjustments in the terms of Awards under the Plan as it shall deem appropriate.

13.7 *Consideration for Awards.* Except as otherwise required in any applicable agreement or by the terms of the Plan, Participants under the Plan shall not be required to make any payment or provide consideration for an Award other than the rendering of services.

13.8 *Deferral.* Notwithstanding anything contained herein to the contrary, in the event that any Award shall be ineligible for treatment as "other performance based compensation" under Section 162(m) of the Code, the Board Committee, in its sole discretion, shall have the right with respect to any Executive Officer who is in the year any Award hereunder becomes deductible by the Corporation, a "covered employee" under Section 162(m) of the Code, to defer, in whole or in part, such Executive Officer's receipt or exercise of such Award until the Executive Officer is no longer a "covered employee" or until such time as shall be determined by the Board Committee, provided that the Board Committee may effect such a deferral only in a situation where the Corporation would be prohibited a deduction under Section 162(m) of the Code and such deferral shall be limited to the portion of the Award that is not deductible.

13.9 *Governing Law*. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any agreement governing an Award shall be determined in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof.

13.10 *Severability.* Notwithstanding any other provision or Section of the Plan, if any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Board or the Board Committee, such provision shall be construed or deemed amended to conform to the applicable laws (but only to such extent necessary to comply with such laws), or if it cannot be construed or deemed amended without, in the determination of the Board or the Board Committee, materially altering the intent of the Plan or Award, such provision shall be stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

13.11 *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Corporation or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation or any Affiliate.

13.12 *Effective Date and Term.*

(a) *Effective Date and Term of Plan.* The Plan shall become effective upon approval by the shareholders at the Annual Meeting of Shareholders on October 27, 2000. All Awards granted under the Plan must be granted within ten (10) years from its effective date. Any Awards outstanding ten (10) years after the adoption of the Plan may be exercised within the periods prescribed under or pursuant to the Plan.

(b) *Prior Plan.* Upon the effective date of this Plan, no further grants or awards are permitted under the Prior Plan. All grants and awards under the Prior Plan that remain outstanding shall be administered and paid in accordance with the provisions of the Prior Plan. Subject to approval by the shareholders at the Annual Meeting of Shareholders on October 27, 2000, the Options to be granted to Non-employee Directors under Section 10 of the Prior Plan shall instead be granted under Section 10 of the Plan.

Approved by the Board of Directors the 26th day of August 2000.

Attested:

/s/ Richard L. Ballantyne

Corporate Secretary

Exhibit B

HARRIS CORPORATION
ANNUAL INCENTIVE PLAN
Amended as of June 28, 1996

1. *Purpose.* The purpose of the Harris Corporation Annual Incentive Plan (the "Plan") is to promote the growth and performance of Harris Corporation (the "Corporation") by linking a portion of the total compensation for certain key employees to attainment of such corporate, sector and division financial objectives as shall be approved by the Board of Directors, a Committee of the Board of Directors or the Chief Executive Officer, as appropriate, for each fiscal year.

2. *Definitions.* The following definitions are applicable to the Plan:

"Board" means the Board of Directors of the Corporation.

"Committee" means a committee of the Board to which the Board has delegated authority and responsibility under the Plan and which shall be appointed by, and serve at the pleasure of, the Board, and shall consist of members of the Board who are not employees of the Corporation or any affiliate thereof and who qualify as "outside directors" under Section 162(m) of the Internal Revenue Code, as amended from time to time, and the regulations promulgated thereunder.

"Executive Officer" means a Participant the Board has designated as an executive officer of the Corporation for purposes of reporting under the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto.

"Participant" means any salaried employee of the Corporation and its subsidiaries and affiliates designated by the Board, the Committee or the Chief Executive Officer of the Corporation to participate in the Plan.

3. *Administration of Plan.* With respect to participation in the Plan by the Chairman and President, the Plan shall be administered by the "outside directors" of the Board. With respect to participation in the Plan by the other Executive Officers, the Plan shall be administered by the Committee. With respect to participation in the Plan by Participants who are not Executive Officers, the Plan shall be administered by the Board, the Committee, or the Chief Executive Officer, in accordance with the Corporation's compensation practices, and all references herein to the "Committee" shall be deemed to mean the "outside directors" of the Board, the Committee, or the Chief Executive Officer, as the case may be.

4. *Designation of Participants.* Participants in the Plan shall be selected by the Committee on an annual basis from among the salaried employees of the Corporation and its subsidiaries and affiliates.

5. *Annual Incentive Awards.*

(a) Each Participant in the Plan shall be eligible to receive such annual incentive award, if any, for each Plan Year as may be payable pursuant to the performance criteria described below. Except as provided in Section 13 below, the Committee shall, on an annual basis, establish a "target annual incentive award" for each Participant, and the maximum amount of a target annual incentive award that may be awarded to a Participant for a Plan Year shall be 200% thereof.

(b) Participants shall have their annual incentive awards, if any, determined on the basis of the degree of achievement of performance goals which shall be established by the Committee in writing and which goals shall be stated in terms of the attainment of specified levels of or percentage changes (as compared to a prior measurement period) in any one or more of the following measurements: the Corporation's revenue, earnings per share of Common Stock, net income, return on equity, return on capital, return on assets, total stockholder return or cash flow, or any combination thereof. The Committee shall, for each Plan Year, establish the performance goal or goals from among the foregoing to apply to each Participant and a formula or matrix prescribing the extent to which such Participant's annual incentive award shall be earned based upon the degree of achievement of such performance goal or goals. The Committee may determine that the annual incentive award payable to any Participant shall be based

upon the attainment of performance goals comparable to those specified above but in whole or in part applied to the results of a subsidiary, division or sector of the Corporation for which such Participant has substantial management responsibility.

(c) A Participant's target annual incentive award or performance goals may be changed by the Committee during the Plan Year to reflect a change in responsibilities provided that any such change shall be made in a manner consistent with Section 162(m) of the Internal Revenue Code as amended from time to time, and the regulations promulgated thereunder.

(d) Except as provided in Section 6 below, the Committee may, in its sole discretion, (i) award or increase the amount of an annual incentive award payable to a Participant even though not earned in accordance with the performance goals established pursuant to this Section 5, or (ii) decrease the amount of an annual incentive award otherwise payable to a Participant even though earned in accordance with the performance goals established pursuant to this Section 5.

6. *Participation by Executive Officers.* Notwithstanding any other provisions of the Plan to the contrary, the following provisions shall be applicable to participation in the Plan by Executive Officers:

(a) Each such Participant's annual incentive award under this Plan for such Plan Year shall be based solely on achievement of one or more of the performance goals as established by the Committee pursuant to Section 5 above and the Committee shall not have the discretion provided in Section 5(d) to increase the amount of the award.

(b) With respect to each such Participant, no annual incentive award shall be payable hereunder except upon written certification by the Committee that the performance goals have been satisfied to a particular extent and that any other material terms and conditions precedent to payment of an annual incentive award pursuant to the Plan have been satisfied.

(c) The maximum annual incentive award payable to any such Participant for any Plan Year shall be $2,000,000.

7. *Payment of Annual Incentive Award.* Payment of any amount to be paid to a Participant based upon the degree of attainment of the applicable performance goals shall be made at such time(s) as the Committee may in its discretion determine.

8. *Participant's Interests.* A Participant's interest in any annual incentive awards hereunder shall at all times be reflected on the Corporation's books as a general unsecured and unfunded obligation of the Corporation subject to the terms and conditions of the Plan. The Plan shall not give any person any right or security interest in any asset of the Corporation or any fund in which any deferred payment is deemed invested. Neither the Corporation, the Board, nor the Committee shall be responsible for the adequacy of the general assets of the Corporation to discharge the payment of its obligations hereunder nor shall the Corporation be required to reserve or set aside funds therefor.

9. *Non-Alienation of Benefits; Beneficiary Designation.* All rights and benefits under the Plan are personal to the Participant and neither the Plan nor any right or interest of a Participant or any other person arising under the Plan is subject to voluntary or involuntary alienation, sale, transfer, or assignment without the Corporation's consent. Subject to the foregoing, the Corporation shall establish such procedures as it deems necessary for a Participant to designate one or more beneficiaries to whom any payment the Committee determines to make would be payable in the event of the Participant's death.

10. *Withholding for Taxes.* Notwithstanding any other provisions of this Plan, the Corporation may withhold from any payment made by it under the Plan such amount or amounts as may be required for purposes of complying with any federal, state and local tax or withholding requirements.

11. *Rights of Employees.* Nothing in the Plan shall interfere with or limit in any way the right of the Corporation or any of its subsidiaries or affiliates to terminate a Participant's employment at any time, or confer upon any Participant any right to continued employment with the Corporation or any of its subsidiaries or affiliates.

12. *Determinations Final.* Each determination provided for in the Plan shall be made by the Committee under such procedures as may from time to time be prescribed by the Committee and shall be made in the sole discretion of the Committee. Any such determination shall be conclusive.

13. *Change in Control.*

(a) Notwithstanding anything to the contrary provided elsewhere herein, in the event of a “change in control” of the Corporation, as defined in paragraph 13(b) below, then the Corporation shall as promptly as practicable pay any annual incentive awards payable to Participants. The payment to each Participant shall be an amount not less than the target annual incentive award as originally approved for the fiscal year, notwithstanding actual results or any changes or modifications occurring after any such change in control.

(b) “Change in control” means the occurrence of any one of the following events:

(i) any “person” (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the “Exchange Act”) and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation’s then outstanding securities eligible to vote for the election of the Board (the “Corporation Voting Securities”); *provided, however,* that the event described in this paragraph (i) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (a) by the Corporation or any subsidiary, (b) by any employee benefit plan sponsored or maintained by the Corporation or any subsidiary, (c) by any underwriter temporarily holding securities pursuant to an offering of such securities, (d) pursuant to a Non-Control Transaction (as defined in paragraph (iii)), or (e) pursuant to any acquisition by a corporate officer of the Corporation or any group of persons including a corporate officer;

(ii) individuals who, on July 1, 1996, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a Director subsequent to July 1, 1996, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors who remain on the Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for Director, without objection to such nomination) shall also be deemed to be an Incumbent Director; *provided, however,* that no individual initially elected or nominated as a Director of the Corporation as a result of an actual or threatened election contest with respect to Directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board of Directors shall be deemed to be an Incumbent Director;

(iii) the consummation of a merger, consolidation, share exchange or similar form of corporate reorganization of the Corporation or any such type of transaction involving the Corporation or any of its subsidiaries that requires the approval of the Corporation’s stockholders (whether for such transaction or the issuance of securities in the transaction or otherwise) (a “Business Combination”), unless immediately following such Business Combination: (a) more than 80% of the total voting power of the publicly traded corporation resulting from such Business Combination (including, without limitation, any corporation which directly or indirectly has beneficial ownership of 100% of the Corporation Voting Securities) eligible to elect Directors of such corporation is represented by shares that were Corporation Voting Securities immediately prior to such Business Combination (either by remaining outstanding or being converted), and such voting power is in substantially the same proportion as the voting power of such Corporation Voting Securities immediately prior to the Business Combination, (b) no person (other than any publicly traded holding corporation resulting from such Business Combination, any employee benefit plan sponsored or maintained by the Corporation (or the corporation resulting from such Business Combination)) becomes the beneficial owner, directly or indirectly, of 20% or more of the total voting power of the outstanding voting securities eligible to elect Directors of the corporation resulting from such Business Combination, and (c) at least a majority of the members of the Board of Directors of the corporation resulting from

such Business Combination were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies the foregoing conditions specified in (a), (b) and (c) shall be deemed to be a “Non-Control Transaction”); or

(iv) the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or the direct or indirect sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries.

Notwithstanding the foregoing, a “change in control” of the Corporation shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the Corporation Voting Securities as a result of the acquisition of Corporation Voting Securities by the Corporation which reduces the number of Corporation Voting Securities outstanding; *provided, that* if after such acquisition by the Corporation such person becomes the beneficial owner of additional Corporation Voting Securities that increases the percentage of outstanding Corporation Voting Securities beneficially owned by such person, a “change in control” of the Corporation shall then occur.

14. *Adjustment of Awards.* The Committee shall be authorized to make adjustments in the method of calculating attainment of performance goals in recognition of unusual or nonrecurring events affecting the Corporation or its financial statements or changes in applicable laws, regulations or accounting principles; provided, however, that no such adjustment shall impair the rights of any Participant without his consent and that any such adjustments shall be made in a manner consistent with Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any annual incentive award in the manner and to the extent it shall deem desirable to carry it into effect. In the event the Corporation shall assume outstanding employee benefit awards or the right or obligation to make future such awards in connection with the acquisition of another corporation or business entity, the Committee may, in its discretion, make such adjustments in the terms of annual incentive awards under the Plan as it shall deem appropriate.

15. *Deferral.* Notwithstanding anything contained herein to the contrary, in the event that an annual incentive award shall be ineligible for treatment as “other performance based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, the Committee, in its sole discretion, shall have the right, with respect to any Executive Officer who is a “covered employee” under Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time, to defer, in whole or in part, such Executive Officer’s receipt of his annual incentive award until the Executive Officer is no longer a “covered employee” or until such time as shall be determined by the Committee, provided that the Committee may effect such a deferral only in a situation where the Corporation would be prohibited a deduction under Section 162(m) and such deferral shall be limited to the portion of the award that is not deductible.

16. *Amendment or Termination.* Until such time as a “change in control” shall have occurred, the Board or the Committee may, in its sole discretion, amend, suspend or terminate the Plan from time to time. No such termination or amendment shall alter a Participant’s right to receive a distribution as previously earned, as to which this Plan shall remain in effect following its termination until all such amounts have been paid, except as the Corporation may otherwise determine.

Approved by the Board of Directors this 28th day of June, 1996.

ATTESTED:

/s/ Richard L. Ballantyne

Secretary

P R O X Y

HARRIS CORPORATION
Melbourne, Florida 32919

This proxy is solicited on behalf of the Board of Directors of Harris Corporation and, unless otherwise directed, will be voted: FOR Proposal 1, the election of four Directors; FOR Proposal 2, approval of the Harris Corporation 2000 Stock Incentive Plan; FOR Proposal 3, reapproval of the Harris Corporation Annual Incentive Plan; and FOR Proposal 4, ratification of the appointment of independent auditors.

The undersigned hereby appoints Phillip W. Farmer, Bryan R. Roub and Richard L. Ballantyne, jointly or individually, proxies with power of substitution to vote all shares the undersigned is entitled to vote at the Annual Meeting of Shareholders on October 27, 2000 or adjournment thereof. The proxies are instructed as indicated on the reverse side. This proxy revokes all prior proxies given by the undersigned.

Please sign on the reverse side exactly as name or names appear there. If stock is held in name of joint holders, each should sign. If you are signing as trustee, executor, etc., please so indicate.

(This Proxy is Continued And To Be Signed On The Reverse Side)

- FOLD AND DETACH HERE -

HARRIS LOGO

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

or

2. Call **toll free 1-800-840-1208** on a Touch Tone telephone and follow the instructions on the reverse side. There is **NO CHARGE** to you for this call.

or

3. Vote via the Internet: http://www.eproxy.com/hrs by following the instructions on the reverse side.

PLEASE VOTE

The Board of Directors Recommends a vote "**FOR**" proposals 1, 2, 3, and 4

Please mark /X/ your vote as indicated in this example

	FOR	WITHHOLD	FOR ALL EXCEPT
The Board recommends a vote "**FOR**" Proposal 1--Election of the following nominees as Director for a three-year term expiring in 2003:	/ /	/ /	/ /

01 Ralph D. DeNunzio
02 Joseph L. Dionne
03 Gregory T. Swienton
04 Alexander B. Trowbridge

Except Nominee(s) written above

	FOR	AGAINST	ABSTAIN
The Board recommends a vote "**FOR**" Proposal 2--Approval of the Harris Corporation 2000 Stock Incentive Plan	/ /	/ /	/ /
The Board recommends a vote "**FOR**" Proposal 3--Reapproval of the Harris Corporation Annual Incentive Plan	/ /	/ /	/ /
The Board recommends a vote "**FOR**" Proposal 4--Ratification of the appointment of Independent Auditors	/ /	/ /	/ /

****PLEASE RETURN YOUR PROXY OR IF YOU WISH TO VOTE BY TELEPHONE OR INTERNET, PLEASE READ THE INSTRUCTIONS BELOW****

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

Signature(s) -- Date --------- , 2000

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.

FOLD AND DETACH HERE

VOTE BY TELEPHONE

Call Toll Free on a Touch-Tone Telephone ANYTIME
1-800-840-1208
There is no charge to you for this call.
QUICK EASY IMMEDIATE

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You will be asked to enter a Control Number which is located in the box in the lower right hand corner of this form.

OPTION #1: To vote as the Board of Directors Recommends on **ALL** proposals: Press 1.

When asked, please confirm your vote by Pressing 1.

OPTION #2: If you choose to vote on each proposal separately, press 0.
You will hear these instructions:

Proposal 1: To vote **FOR ALL** nominees, press **1**; to **WITHHOLD FOR ALL** nominees, press **9.**

To withhold **FOR AN INDIVIDUAL** nominee, press 0 and listen to the instructions.

Proposal 2: To vote **FOR**, press **1; AGAINST**, press **9; ABSTAIN**, press **0.**

Proposal 3: To vote **FOR**, press **1; AGAINST**, press **9; ABSTAIN**, press **0.**

Proposal 4: To vote **FOR**, press **1; AGAINST**, press **9; ABSTAIN**, press **0.**

When asked, please confirm your vote by Pressing 1.

VOTE VIA THE INTERNET
http://www.eproxy.com/hrs

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. You must enter your control number listed below. Follow the simple instructions.

PLEASE DO NOT RETURN THE ABOVE PROXY CARD
IF YOU VOTED BY PHONE OR VIA THE INTERNET.

INSTRUCTION CARD

HARRIS CORPORATION
Melbourne, Florida 32919

To Participants in the Harris Retirement Plan Harris Stock Fund:

This instruction card is solicited on behalf of the Harris Corporation Retirement Plan Trustee. Under the terms of the Retirement Plan, in connection with the Annual Meeting of Shareholders of Harris Corporation to be held on October 27, 2000, a participant may provide non-binding instructions to the Plan Trustee on how to vote the shares allocable to that participant's Harris Corporation Stock Fund Account.

You are encouraged to specify your choices. See reverse side. This instruction card will instruct the Plan Trustee to vote in the manner directed herein. If no direction is made, the instruction will be an instruction to the Plan Trustee to vote: FOR Proposal 1, the election of four Directors; FOR Proposal 2, approval of the Harris Corporation 2000 Stock Incentive Plan; FOR Proposal 3, reapproval of the Harris Corporation Annual Incentive Plan; and FOR Proposal 4, ratification of the appointment of independent auditors.

Please sign on the reverse side exactly as name or names appear there. If stock is held in name of joint holders, each should sign. If you are signing as trustee, executor, etc., please so indicate.

(This Instruction Card is Continued And To Be Signed On The Reverse Side)

- FOLD AND DETACH HERE -

HARRIS LOGO

YOUR VOTE INSTRUCTION IS IMPORTANT!

You can give voting instructions in one of three ways:

1. Mark, sign and date your instruction card and return it promptly in the enclosed envelope.

or

2. Call **toll free 1-800-840-1208** on a Touch Tone telephone and follow the instructions on the reverse side. There is **NO CHARGE** to you for this call.

or

3. Vote via the Internet: http://www.eproxy.com/haplan by following the instructions on the reverse side.

PLEASE VOTE

The Board of Directors Recommends a vote "FOR" proposals 1, 2, 3, and 4	Please mark your vote as indicated in this example	/X/

	FOR	WITHHOLD	FOR ALL EXCEPT
The Board recommends a vote "**FOR**" Proposal 1 -- Election of the following nominees as Director for a three-year term expiring in 2003:	/ /	/ /	/ /

01 Ralph D. DeNunzio
02 Joseph L. Dionne
03 Gregory T. Swienton
04 Alexander B. Trowbridge

Except Nominee(s) written above

	FOR	AGAINST	ABSTAIN
The Board recommends a vote "**FOR**" Proposal 2--Approval of the Harris Corporation 2000 Stock Incentive Plan	/ /	/ /	/ /
The Board recommends a vote "**FOR**" Proposal 3--Reapproval of the Harris Corporation Annual Incentive Plan	/ /	/ /	/ /
The Board recommends a vote "**FOR**" Proposal 4--Ratification of the appointment of Independent Auditors	/ /	/ /	/ /

**** PLEASE RETURN YOUR VOTING INSTRUCTION CARD OR IF YOU WISH TO VOTE BY TELEPHONE OR INTERNET, PLEASE READ THE INSTRUCTIONS BELOW****

Signature(s) -- Date ------- , 2000

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.

FOLD AND DETACH HERE

VOTE BY TELEPHONE
Call Toll Free on a Touch-Tone Telephone ANYTIME
1-800-840-1208

There is no charge to you for this call.
QUICK EASY IMMEDIATE

Your telephone vote instructs the Plan Trustee to vote your shares in the same manner as if you marked, signed and returned your instruction card.

You will be asked to enter a Control Number which is located in the box in the lower right hand corner of this form.

OPTION #1: To instruct a vote as the Board of Directors Recommends on **ALL** proposals: Press 1.

When asked, please confirm your instruction by Pressing 1.

OPTION #2: If you choose to instruct a vote on each proposal separately, press 0. You will hear these instructions:

Proposal 1: To vote **FOR ALL** nominees, press **1;** to **WITHHOLD FOR ALL** nominees, press **9.**

To withhold **FOR AN INDIVIDUAL** nominee, press **0** and listen to the instructions.

Proposal 2: To vote **FOR**, press **1**; **AGAINST**, press **9**; **ABSTAIN**, press **0**.

Proposal 3: To vote **FOR**, press **1**; **AGAINST**, press **9**; **ABSTAIN**, press **0**.

Proposal 4: To vote **FOR**, press **1**; **AGAINST**, press **9**; **ABSTAIN**, press **0**.

When asked, please confirm your instruction by Pressing 1.

VOTE VIA THE INTERNET
http://www.eproxy.com/haplan

Your Internet voting instruction authorizes the Plan Trustee to vote your shares in the same manner as if you marked, signed and returned your instruction card. You must enter your control number listed below. Follow the simple instructions.

PLEASE DO NOT RETURN THE ABOVE VOTING INSTRUCTION CARD IF YOU VOTED BY PHONE OR VIA THE INTERNET.